UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2018

Commission File 001-37459

YULONG ECO-MATERIALS LIMITED.

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

+86-375-8888988

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ITEM 1: EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, devaluation of the RMB by China since August 2015, significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain major importing countries; fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of major customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

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ITEM 2: INTRODUCTION (The Millennium Sapphire Acquisition)

On August 30, 2018, the Company announced its unaudited consolidated financial results for the six-month period ended December 31, 2017.

On September 11, 2018, Yulong Eco-Materials Limited (the Corporation” or “YECO”) filed a Form 6-K disclosing the results of an Annual General Meeting of Shareholders held on September 3, 2018.

Shareholders of the Company representing 54.78% of the outstanding shares of the Corporation voted in favor of special shareholder resolution to acquire the Millennium Sapphire for US$50 million payable by the issuance of 25 million YECO shares.

Additionally, Shareholders representing 54.78% of the outstanding shares of the Corporation voted in favor of changing the name of the Corporation to Millennium Enterprises Limited.

Subsequently, management has initiated the procedures and steps required to comply with the Shareholder initiative to acquire the Millennium Sapphire and affect the name change to Millennium Enterprises Limited.

The effective date of the Agreement is August 22, 2018. Closing is scheduled to occur within 60 days of the effective date and will constitute a Change of Control.

ITEM 3A: THE MILLENNIUM SAPPHIRE

The Millennium Sapphire, the largest sapphire ever discovered, was unearthed in Madagascar in 1995,

After leaving the island nation, the sapphire was examined by the Asia Institute of Gemological Sciences (AIGS) in Bangkok, Thailand and was given its certificate of identification. The Gemological Institute of America, as well as the prestigious Gubelin Gem Lab of Lucern, Switzerland confirmed the Millennium Sapphire as natural in report number 009553 dated November 13 2000.

When the giant sapphire was exported and unveiled in Bangkok, Mr. Mckinney became interested in the stone. At the time many other large gem companies were negotiating to buy the sapphire and as Mr. Mckinney explains it, he anticipated his chances of buying the gemstone were a long shot at best. However, the Asian economic meltdown was the event that changed the dynamic. The other groups vying for the acquisition were relying on bank loans for their financing all became casualties of the 1997 economic meltdown that started in Thailand and spread around Asia shortly thereafter. By mid 1997, virtually every bank in Thailand became insolvent and therefore new business loans were not available. In January 1998 Mr. Mckinney obtained financing and closed on the purchase of the giant sapphire crystal.

The next decision was what to do with it. Rather than break the large stone into smaller pieces, Mr. McKinney initiated the Millennium Sapphire project, hiring world-renowned artist, Alessio Boschi to design the carving. Boschi directed the design and carving of the Millennium Sapphire. As well as winning design awards in France, Italy, Spain, China, Japan, Hong Kong, UK, and the USA, Boschi’s work has been on display in New York's Metropolitan Museum of Art and in other international art exhibitions. As the creative director behind this masterpiece, he transfigured an 18kg rough sapphire into a record breaking 61,500-carat monument of human triumphs.

Months of research and design were poured into the project to bring art, historical accuracy and technical excellence into the finished carving.

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Boschi and Mckinney worked for six months on the theme and subject matter before Boschi started carving the sapphire. Boschi stayed in Asia working on the design and overseeing the carving. The historical planning and background research took six months and the carving and polishing process took two years to complete.

The goal was to celebrate the coming Millennium in the year 2000 and have each carving on the sapphire represent a great mind, inventor or creator throughout recorded history. It would be called “The Millennium Sapphire”.

The vision for the Millennium Sapphire was to pay tribute to the creative genius of humanity over the span of civilization. From the beginning, the design concepts behind the project emphasized a wide range of subjects. That range includes great civilizations, inspired individuals who sparked change, and remarkable discoveries and advancements during the last 5000 years. To illustrate these themes, exceptional people and achievements were chosen to represent the fields of science, mathematics, philosophy, law, human rights, war and peace, architecture, fine art, literature, music, sports, and performing arts.

In August 2001, Guinness World's Records issued a certificate designating the sapphire as the world's largest carved sapphire.

Pursuant to Section 5.01, Paragraph (a) of the Millennium Enterprises LLC was required to produce an appraisal valuation for the Millennium sapphire for US$50 million or more. Effective September 9, 2018, the parties to the Agreement received the required completed Evaluation Report and Appraisal in the estimated amount of between USD$60,000,000 and USD$100,000,000. The full Evaluation Report and Appraisal is attached to this filing as Exhibit 99.2

ITEM 3B: PURCHASE AND SALE AGREEMENT

Exhibit 99.1: Purchase and Sale Agreement Between Millennium Enterprises LLC And Yulong Eco-Materials Limited – Dated July 22, 2018

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the “Agreement”) is entered into by and between Millennium Enterprises LLC, a Wyoming Corporation (“ME”) referred to as the (“ME”), and Yulong Eco-Materials Limited, a Cayman Islands Corporation (“YECO”) is a NASDAQ listed company symbol “YECO”, effective as of this 22nd day of August, 2018 (the “Effective Date”), with reference to the following facts:

A. ME holds a one hundred percent (100%) ownership interest in a 12.3 kilogram carved natural blue sapphire (the “Millennium Sapphire”).

B. The Millennium Sapphire was originally discovered in Madagascar. The Millennium Sapphire was recognized as the world’s largest gem carved sapphire as certified by the Guinness Book of World Records in 2001.

C. YECO proposes to purchase the Millennium Sapphire from ME for $50 million by the issuance of 25 million YECO restricted shares.

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D. ME desires to sell the Millennium Sapphire to YECO pursuant to the provisions set forth herein.

E. YECO desires to purchase the Millennium Sapphire (and all IP and Trademarks) from ME pursuant to the provisions set forth herein.

In consideration of the premises and mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, ME and YECO hereby agree as follows:

SECTION 1

Agreement to Purchase and Sell

Section 1.01 Agreement to Purchase and Sell. ME hereby sell to YECO, and YECO hereby purchases from ME, in consideration of payment by YECO of the Purchase Price (as hereinafter defined at Section 2.01) on and subject to the terms and conditions set forth in this Agreement, all of ME’ undivided interest in the Millennium Sapphire, including the intellectual property (Trademark) that ME owns in the Millennium Sapphire and ME also has a copyrighted movie treatment, both of which are evidenced by the documents attached hereto as Exhibit 99.2 and 99.3 concerning the Millennium Sapphire and the exclusive rights to these copyrighted movie treatments.

SECTION 2

Purchase Price

Section 2.01 Purchase Price. The purchase price (the “Purchase Price”) to be paid by YECO to ME for the Millennium Sapphire is Fifty Million Dollars ($50,000,000) in YECO shares. YECO shall tender shares to pay the Purchase Price to ME pursuant to Section 3.02, and shall tender the outstanding shares representing the Purchase Price at the Closing (as hereinafter defined at Section 3.01).

SECTION 3

Closing and Finance Term

Section 3.01 Closing.

(a) The closing (the “Closing”) of the purchase of the Millennium Sapphire shall occur at a time and date as hereafter agreed to by the parties at the office (as hereinafter defined at Section 3.04), but in no event, shall occur more than sixty days (60) from the Effective Date. The time period spanning from the Effective Date to the date of Closing shall be referred to as the “Finance Period.”

(b) At the Closing, all of the following shall occur:

(1) YECO shall deliver or cause to be delivered (as hereinafter described at Section 3.04) for delivery as per the new shareholder names to ME the following: (i) Twenty-Five Million (25,000,000) in YECO 144 shares;

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(2) ME shall deliver to YECO a bill of sale and assignment in form and content acceptable to YECO conveying to YECO the Millennium Sapphire, AS IS.

(3) Upon completion of the Closing, ME shall deliver to YECO possession of the Millennium Sapphire.

Section 3.01 Approval Period.

(a) During the Approval Period, the Millennium Sapphire will remain in the bank vault. Other materials related to the Millennium Sapphire to which YECO shall be entitled to after completing the Finance Period include (i) the complete collection of Lapis prototypes; (ii) the quartz base and boxes; (iii) all lighting equipment; (iv) all gemological certifications; (v) the Guinness Book of World Records Certificate; (vi) all media website, Trademarks and other articles regarding the Millennium Sapphire; and (vii) any other accessories (such materials collectively referred to herein as the “Millennium Sapphire Materials”).

(b) During the Finance Period, YECO shall obtain written permission from ME prior to its use of the Millennium Sapphire, or the image thereof, in any advertising or promotional medium, including, but not limited to, printed methods of advertisement, video advertisements, and promotional materials featured on the Internet.

(c) During the Finance Period, YECO shall bear exclusive responsibility with respect to the costs for the care, maintenance, insurance and security of the Millennium Sapphire if it so chooses to move it or use it in any way.

Any insurance policy of YECO covering the Millennium Sapphire against loss, in whole or in part (including, without limitation, any consequential loss), by physical damage, theft or otherwise (“Loss”) shall include an endorsement waiving the Insurer’s right of subrogation against the released parties. Any insurance shall be YECO’s sole and complete means of recovery on any such Loss. In the event an insurer brings a subrogation claim against any of the released parties to recover any Loss, YECO agrees to indemnify and hold the released parties harmless and waive such subrogation claim against the released parties, even if such subrogation claim arose in whole or in part from the negligence on the part of any of the released parties.

SECTION 4

Representations and Warranties

Section 4.01 Representations and Warranties of ME.

(a) ME represent and warrant that they are the legal holders of the Millennium Sapphire and that they have good title thereto free and clear of all liens, encumbrances, claims, covenants, conditions, and restrictions other than the copyrighted movie treatments referred to in Section 1.01 above.

(b) ME represent and warrant to YECO that they have the legal power, right, and authority to enter into this Agreement and to consummate the transactions contemplated thereby.

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(c) ME does not have knowledge of any pending or possible legal actions of any type concerning the Millennium Sapphire, and, during the Finance Term, shall be obligated to notify YECO upon knowledge of any changes.

Section 4.02 Representations and Warranties of YECO.

(a) YECO represents and warrants to ME that it has the legal power, right, and authority to enter into this Agreement and issue shares to consummate the transactions contemplated thereby.

SECTION 5

Conditions to the Closing

Section 5.01 Representations and Responsibilities of ME.

(a) ME must produce an appraisal valuation for the Millennium sapphire for US$50 million or more.

Section 5.02 Representations and Responsibilities of YECO.

(a) YECO must receive shareholder approval (51% or more) to acquire the Millennium sapphire for US$50 million.

(b) YECO must obtain NASDAQ approval for the acquisition.

SECTION 6

Miscellaneous

Section 6.01 Termination. This Agreement shall terminate upon the occurrence of any one of the following events:

(a) The execution of a written agreement to terminate this Agreement by the parties; or

(b) Upon failure of YECO to receive shareholder approval to ME pursuant to Section 5.02 of this Agreement; or

(c) During the Finance Term, upon written notice delivered to ME issued by YECO.

The effect of termination is that the purchase and sale of the Millennium Sapphire is canceled and that neither party will have any further rights or obligations under this Agreement. YECO hereby agrees that ME shall not owe any sums to YECO from the expenses it incurred subsequent to the Effective Date concerning the maintenance, insurance, promotion and security of the Millennium Sapphire and the Millennium Sapphire Materials.

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Section 6.02 Default and Remedies. The parties to this Agreement acknowledge and agree that breach of any of the covenants of the Agreement may not be compensable by payment of money damages and, therefore, that the covenants of the parties set forth in this Agreement may be enforced in equity by a decree requiring specific performance. Without limiting the foregoing, if any dispute arises concerning the sale or other disposition of the Millennium Sapphire that is the subject of this Agreement, the parties agree that an injunction may be issued restraining the sale or other disposition of the Millennium Sapphire or rescinding any such sale or other disposition, pending resolution of the controversy. These remedies shall be cumulative and non-exclusive and shall be in addition to any other rights and remedies the parties may have under the Agreement.

Section 6.04 Disputes. The parties hereby agree that any Dispute shall be exclusively settled and resolved by binding and final arbitration administered by the Dallas County Court, USA. A “Dispute” shall include any action, dispute, claim, or controversy of any kind (e.g., whether in contract or in tort, statutory or common law, legal or equitable, or otherwise) now existing or hereafter arising between the parties in any way arising out of, pertaining to or in connection with this Agreement.

Section 6.05 Indemnity. YECO shall indemnify and hold ME harmless from and against any and all liabilities, claims, suits, costs (including court costs and attorneys’ fees), and actions of any kind arising or alleged to arise from any promotional activities with respect to the Millennium Sapphire after the Effective Date. This indemnification shall include, but is not limited to, all liabilities incurred and contracts executed by ME, or another acting on behalf of ME, with respect to the promotion and sale of the Millennium Sapphire which are executed or performed after the Effective Date. ME has disclosed in writing to YECO any and all potential claims concerning the Millennium Sapphire.

Section 6.06 Notice. Any notice, demand or communication required, permitted or desired to be given hereunder shall be deemed effectively given where personally delivered or mailed by prepaid certified mail, return receipt requested, addressed as follows:

ME:	Millennium Enterprises LLC

1621 Central Avenue

Cheyenne, WY 82001 USA

Email: millenniumsapphire96@gmail.com

YECO:	Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Email: yiu2307@gmail.com

- or to such other address, and to the attention of such other person or officer as either party may designate.

Section 5.07 Severability. If one or more of the provisions hereof shall for any reason be held to be invalid, illegal or unenforceable in any respect under applicable law, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein, and the remaining provisions hereof shall be given full force and effect.

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Section 5.08 Entire Agreement/Amendment. The terms of this Agreement are intended by the parties as a final expression of their agreement with respect to the subject matter of this Agreement and may not be modified by evidence of any prior or contemporaneous negotiations, representations, agreements and understandings. This Agreement supersedes, cancels and is in substitution of all agreements heretofore entered into between the parties with respect to the subject matter covered by this Agreement. No other representations, agreements or understandings between the parties shall be binding, unless in writing and signed by authorized representatives of the parties to this Agreement. This Agreement may only be amended in writing signed by the parties hereto.

Section 5.09 Headings. All section headings are for convenience of reference only and are not part of this Agreement, and no construction or inference shall be derived therefrom.

Section 5.10 Rule of Construction. The general rule for construction for interpreting a contract, which provides that provisions of a contract should be construed against the party preparing the contract, is waived by the parties. The Agreement shall be construed fairly and reasonably based on the language of the Agreement and without regard to the author of the language.

Section 5.11 Binding Effect. This Agreement shall bind and inure to the benefit of the respective heirs, personal representatives, successive owners, and assignees of the parties.

Section 5.12 Governing Law. This Agreement, regardless of where executed or performed, shall be governed by and construed in accordance with the laws of the State of Texas. Venue for any litigation arising from this Agreement shall be in Dallas, Texas, USA.

Section 5.13 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, all of which together shall constitute one and the same instrument. Execution copies of this Agreement may be delivered by facsimile.

Section 5.14 Waiver. No consent or waiver, express or implied, by any party to or for any breach or default by any other party in the performance by such other party of its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such other party under this Agreement. Failure on the part of any party to complain of any act or failure to act of any of the other parties or to declare any of the other parties in default, regardless of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

Section 5.15 AS IS Provision. The parties agree that ME are selling and YECO is buying the Millennium Sapphire AS IS, AND WITH ALL FAULTS. YECO ACKNOWLEDGES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT, ME HAVE NOT MADE AND ARE NOT MAKING, AND ME SPECIFICALLY DISCLAIM, ANY WARRANTIES OR REPRESENTATIONS WITH RESECT TO (i) THE PHYSICAL CONDITION OF THE MILLENNIUM SAPPHIRE, (ii) THE VALUE, CONDITION, MERCHANTABILITY, MARKETABILITY, SUITABILITY, PROFITABILITY, OR FITNESS FOR A PARTICULAR USE OR PURPOSE OF THE MILLENNIUM SAPPHIRE, AND (iii) THE QUALITY, AUTHENTICITY, GENUINENESS, OR INTEGRITY OF THE MILLENNIUM SAPPHIRE. YECO WILL MAKE SUCH INSPECTIONS AND INVESTIGATIONS OF THE PROPERTY AS YECO DEEMS NECESSARY, INCLUDING, BUT NOT LIMITED TO, THE PHYSICAL CONDITIONS THEREOF. The provisions of this Section will survive the Closing.

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IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the Effective Date.

Millennium Sapphire LLC

By:	For MS LLC
Authorized Representative

Yulong Eco-Materials Limited

a Cayman Islands corporation

By:	Hoi Ming Chan
Name:	Hoi Ming Chan
Title:	CEO

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YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

2 Year Proforma

	Year 1 $$$	Year 2 $$$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$19,800	$1,353,450
Restricted cash
Account receivable, net
Deposits and other receivables
Inventories
Internal Transfer
Prepaid expenses
Total current assets	19,800	1,353,450

Sapphire Asset	50,000,000	50,000,000

OTHER ASSETS
Construction in progress, net	0	0
Other receivable, non-current
Prepayments, net
Prepaid expense, non-current
Intangible assets, net	0	0
Deferred tax assets-non current
Long-term deposit
Total other assets	0	0
Total assets	$50,019,800	$51,353,450
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loan- bank	$0	$0
Accounts payables, trade	0	0
Other payables and accrued liabilities	0	0
Other payables- related parties
Customer deposits
Tax payable	0	0
Capital lease obligation-current portion
Dividends payable	0	0
Warrant liabilities
Total current liabilities	0	0

LONG TERM LIABILITIES
Capital lease obligation-net of current portion	-	-
Total long term liabilities
Total liabilities	0	0
COMMITMENTS AND LIABILIRUES
EQUITY
	55,440,500	55,290,150
Subscription receivable
Additional paid-in capital	0	0
Statutory reserves
Stock to be issued
Retained earnings	(5,420,700)	(3,936,700)
Accumulated other comprehensive income
Total Yulong Eco-Materials Limited’s equity	50,019,800	51,353,450
Total liabilities and equity	$50,019,800	$51,353,450

* All shares outstanding for all periods have been retroactively restated to reflect the Company’s 1-for-5 reverse stock split, which was effective on November 9, 2017.

See accompanying notes to the consolidated financial statements.

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Millennium Enterprises

(Post Sapphire acquisition and post China Asset Sale)

Income Statement - Cash Basis 2 Year Pro Forma, (November 2018 to October 2019) & (November 2019 to October 20120)

	Year 1		Year 2
	2018-2019		2019-2020
REVENUES
		$460,000	4,779,000

TOTAL REVENUES		460,000	4,779,000

COST OF REVENUES
		344,000	49600

TOTAL COST OF REVENUES		344,000	49,600

GROSS PROFIT		116,000	4,729,400

OPERATING EXPENSES:
Development		4,191,000	1,575,000
General and administrative		567,000	630,000
General and administrative		778,700	1,040,400

Total operating expenses		5,536,700	3,245,400

(LOSS) INCOME FROM OPRATIONS		(5,420,700)	1,484,000

Total other expense, net		0

(LOSS) INCOME BEFORE INCOME TAXES		(5,420,700)	1,484,000

PROVISION FOR INCOME TAXES

NET (LOSS) INCOME		(5,420,700)	1,484,000

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments
COMPREHENSIVE (LOSS) INCOME	$

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted*

(LOSS) EARNINGS PER SHARE
Basic and diluted*	$

*All shares outstanding for all periods have been retroactively restated to reflect the Company’s 1-for-5 reverse stock split, which was effective on November 9, 2017.

See accompanying notes to the consolidated financial statements

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YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended June 30, 2017, 2016 and 2015

							Retained	Accumulated
	Ordinary			Additional	Stock		earnings/	other
	shares	Subscription	paid-in	to be	Statutory	(Accumulated	comprehensive	income
	Shares*	Par Value	Receivable	capital	Issued	reserves	deficit)	(loss)	Total
BALANCE, July 1, 2014		$	$	$19,019,464	$-	$3,771,665	$12,682,821	$2,180,652	$37,646,602
Net income							8,679,571		8,679,571
Appropriation of statutory reserve	-	-	-	-	-	150,563	(150,563)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	326,188	326,188
BALANCE, June 30, 2015				$19,019,464	$-	$3,922,228	$21,211,829	$2,506,840	$46,652,361
Issuance of shares for cash				11,509,594	-	-	-	-	11,510,157
Stock based compensation expenses				496,699	37,500	-	-	-	534,237
Convertible to ordinary shares				9,959,215	-	-	-	-	9,959,613
Allocation to warrant liabilities				(475,380)	-	-	-	-	(475,380)
Net loss				-	-	-	(53,190,023)	-	(53,190,023)
Appropriation of statutory reserve				-	-	-	-	-	-
Foreign currency translation adjustments				-	-	-	-	(3,726,024)	(3,726,024)
BALANCE, June 30, 2016				$40,509,592	$37,500	$3,922,228	$(31,978,194)	$(1,219,184)	$11,264,941
Issuance of shares for cash									-
Stock based compensation expenses				199,848	(37,500)				162,363
Convertible to ordinary shares
Allocation to warrant liabilities
Net income/(loss) for the year							(7,429,581)		(7,429,581)
Appropriation of statutory reserve
Foreign currency translation adjustments								(278,754)	(278,754)
BALANCE, June 30, 2017				$40,709,440	$-	$3,922,228	$(39,407,775)	$(1,497,938)	$3,718,969

*All shares outstanding for all periods have been retroactively restated to reflect the Company’s 1-for-5 reverse stock split, which was effective on November 9, 2017.

See accompanying notes to the consolidated financial statements.

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Millennium Enterprises

DRAFT STATEMENTS OF CASH FLOWS

2 year Proforma

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation
Amortization
Deferred tax benefit
Change in fair value of warrant liabilities		)
Stock based compensation expenses
Allowance for doubtful accounts
Reserve for prepayments
Impairment loss on fixed assets & CIP
Impairment loss on intangible assets
Change in operating assets and liabilities
Accounts receivable		)
Restricted cash
Deposits and other receivables		)
Inventories
Advances to suppliers
Prepaid expense
Accounts payable, trade
Other payables and accrued liabilities
Customer deposits
Taxes payable		)
Net cash provided by operating activities

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for equipment and construction in progress		)
Proceeds from disposal of equipment
Prepayments for construction-in-progress		)
Repayments from related parties
Payment for land use rights
Net cash (used in) investing activities		)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans – bank
Payments of short-term loan – bank		)
Proceeds from (payments to) related parties		)
Principal payments on capital lease obligations
Proceeds from issuance of IPO shares, net
Net cash provided by (used in) financing activities		)

EFFECT OF EXCHANGE RATE ON CASH		)

CHANGES IN CASH AND CASH EQUIVALENTS		)

CASH AND CASH EQUIVALENTS, beginning of year

CASH AND CASH EQUIVALENTS, end of year	$

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$
Cash paid for interest	$

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reclassification of construction-in-progress from prepayments-construction	$
Additions to fixed assets and construction-in-progress through other payables	$
Acquisition of machinery, equipment and intangible asset by capital leases	$
Repayments from related parties offset with other payable-related parties	$
Reclassification of intangible assets from prepayment-land use rights	$
Conversion of shareholders’ debt to 1,593,538 ordinary shares	$
Issuance of ordinary shares for deferred compensation	$
Valuation of 112,500 warrants allocated to warrant liabilities from additional paid-in capital	$
Reclassification of payables for litigations from other payables - related parties	$
Other receivable-related parties offset with other payable-related parties	$	)

See accompanying notes to the consolidated financial statements.

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ITEM 4: RISK FACTORS.

The following matters and other additional risks not presently known to us or that we deem immaterial, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects or otherwise. Reference to a cautionary statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

(a) Risks Associated with Our Business and Our Industry

The substantial and continuing losses, and significant operating expenses incurred in the past few years may cause us to be unable to pursue all of our operational objectives if sufficient financing and/or additional cash from revenues is not realized. This raises doubt as to our ability to continue as a going concern.

We have an accumulated deficit of $39.4 million as of June 30, 2017 and a negative working capital (total consolidated current liabilities assets exceeding total consolidated current assets) of $20.6 million, as of June 30, 2017.

Although we have previously been able to attract financing as needed, such financing may not continue to be available at all, or if available, on reasonable terms as required. Further, the terms of such financing may be dilutive to existing shareholders or otherwise on terms not favorable to us or existing shareholders. If we are unable to secure additional financing, as circumstances require, or do not succeed in meeting our sales objectives, we may be required to change or significantly reduce our operations or ultimately may not be able to continue our operations. As a result of our historical accumulated deficit and negative working capital, these conditions raise substantial doubt as to the Company’s ability to continue as a going concern.

We are, and expect in the future to become, subject to Substantial and Extensive Governmental Laws and Regulations, many of which are continuously evolving, which increases our compliance costs and could subject us to claims or otherwise harm or suspend our business.

In late March 2016, the central government of the Peoples Republic of China passed Air Pollution Control Act and enforced Air Pollution Control Action Plan. The province of Henan of the People’s Republic of China implemented “Province of Henan Blue Sky Action Plan” on various industries such as construction materials, coal mining. Due to this regulation and action plan, Yulong Renewable’s operation and its construction projects have been hindered. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations. As a result, we may not be able to conduct normal business operations and may be required to incur significant expenses in order to resume normal business operations, and consequently, our revenues and results of operations may be materially adversely affected.

We have incurred significant losses in our revenue future due to impairments in the value of our goodwill, intangibles and property, plant and equipment, which may continue. We expect to incur more losses for the foreseeable future.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. We test goodwill for impairment annually, and more frequently when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Additionally, our other long-lived assets which include intangibles and property, plant and equipment are evaluated for impairments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Either of these situations may occur for various reasons, including changes in actual or expected income or cash. We continue to evaluate current conditions to assess whether any impairment exists. Impairments could occur in the future if any of the following occur: market or interest rate environments deteriorate, significant adverse changes in business climate, unanticipated competition, loss of key customers, changes in technology, expected future cash flows of our reporting units decline, or reporting unit carrying values change materially compared with changes in respective fair values.

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Our current operations are primarily limited to the city of Pingdingshan .

Because we currently operate and sell our products primarily in and around Pingdingshan, we remain dependent on the economic growth and stability of the city.  A downturn in the local economy or the implementation of local policies unfavorable to real estate development may cause a decrease in the demand for our bricks and concrete, which could have a negative impact on our profitability and business.

Our income will decrease if the construction and building material industries in Pingdingshan experience a downturn, or if such industries do not realize an increase in demand at the pace we expect.

Our fly-ash brick and concrete products serve as key components in construction and building projects for a wide range of industries and private and public sector projects in Pingdingshan.  Therefore, we are subject to the general changes in economic conditions affecting many segments of the local as well as the overall Chinese economy.  Demands for bricks and concrete are typically affected by a number of factors, including, but not limited to:

●	The level of residential and commercial construction in and around Pindingshan,including reductions in the demand for new residential housing construction below current or historic levels;

●	The availability of state funds for public or infrastructure construction;

●	The changes in mix of our customers and business, which result in periodic variations in the margins all jobs performed during any particular quarter; and

●	The budgetary spending pattern.

Many of these factors are beyond our control.  If there is a decline in construction activity in Pingdingshan or a rise in the costs of doing business in China, demand for our products may decline which in turn could have material adverse effects on our business, financial condition, results of operations and cash flows. Moreover, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

Our operating results may vary significantly from one reporting period to another and may be adversely affected by the seasonal and cyclical nature of the markets we serve.

The construction materials business is seasonal.  In particular, our first quarter sales and results of operations are usually lower than other quarters due to the general slowdown in business activities in China during the Chinese New Year period. In addition, demand for our products during the winter months is typically lower than in other months because of inclement winter weather.  Sustained periods of inclement weather or permitting delays could postpone or delay projects, and consequently, could adversely affect our business, financial condition, results of operations and cash flows.  The relative demand for our products is a function of the highly cyclical construction industry. As a result, our revenues may be adversely affected by declines in the construction industry generally and in Pingdingshan in particular.

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Competition in Pingdingshan’s building and construction materials industry could adversely affect our results of operations.

We are the market leader in Pingdingshan’s building and construction materials industry with respect to bricks and concrete, and we believe there are currently only two brick manufacturers and two concrete manufacturers that have the capabilities to effectively compete against us. If any one of them can operate at lower costs than us, or can access financial resources to be able to accept lower margins than us, then it will have a competitive advantage over us. Although we believe our products are superior to those from the four companies that we deem competitors as well as any other bricks and concrete producers in Pingdingshan, there is no assurance that existing or new competitors may not overtake our current market position by reason of events and factors beyond our control.

Our growth strategy is capital intensive; without additional capital on favorable terms we may not accomplish our strategic plan.

Our growth strategy is premised upon investing and upgrading our existing operations as well constructing new plants to increase capacity and product offerings, all of which will require significant amount of capital.  Although we have met our capital needs historically through our operations, bank loans and loans from some of the shareholders of our consolidated affiliated entities, there can be no assurance that we will be able to do so in the future, despite our current level of revenue and net income, and our track record of performance.  Our inability to raise sufficient capital or inability to raise capital on acceptable terms to fund our strategy would negatively impact our projected revenues and our projected growth.

Our overall profitability is sensitive to price changes of our raw materials.

Our products are price-sensitive to raw material costs, which, for example, account for approximately 74% and 74% of our production cost for bricks, respective, and approximately 94.6% and 94.6% for concrete, in fiscal 2016 and 2017, respectively.  Raw material prices are subject to changes in response to relatively minor fluctuations in supply and demand (such as the shortage brought on the national energy conservation policy at the beginning of 2013), general economic conditions and market conditions, all of which are beyond our control.  While we were able to pass along increased raw material costs to our brick customers in fiscal 2016 and 2017, we were unable to do so entirely to our concrete customers, and there is no assurance that we can continue to do so in the future. If we are unable to pass along any increase in raw material costs to our customers, our profitability could be materially and adversely affected.

We depend on third parties for supplies essential to operate our business.

We rely on third parties to provide us with supplies, including cement and other raw materials, necessary for our operations.  We cannot assure you that our favorable working relationships with our current suppliers will continue in the future.  Because many of them are the largest suppliers in Pingdingshan, we may have difficulty replacing any of them with another local supplier that can match their quantity and quality of raw materials or their pricing. Additionally, there have historically been periods of supply shortages in the construction industry, particularly in a strong economy.  The adoption of new government policies such as the national energy conservation policy at the beginning of 2013 has also led to both supply shortage and price increase for some raw materials such as quicklime and cement, which we believe will continue while the policy is in effect. One of our suppliers has requested that we use its affiliate to make our bricks, which we have agreed to in order to ensure that we can access sufficient raw materials in light of the likelihood of ongoing shortage.

If any of our suppliers stop doing business with us for any reason such that we are unable to source sufficient raw materials for our needs, or if our suppliers experience disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

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Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs, and which may exceed the coverage of our insurance.

There are inherent risks to our operations. For example, operating mixer trucks and hauling trucks, particularly when loaded, exposes our drivers and others to traffic hazards.  Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials and finished products.  Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.  Although we conduct training programs designed to reduce these risks, we cannot eliminate these risks.  We maintain vehicle and commercial insurance to cover property damages and personal injuries resulting from traffic accidents, and rely on state mandated social insurance for work-related injuries of our employees. However, any claim that exceeds the scope of our insurance coverage, if successful and of sufficient magnitude, could result in the incurrence of substantial costs and the diversion of resources, which could have a material adverse effect on us. In addition, we do not have any business liability, disruption, litigation or property insurance coverage for our operations. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may also materially and adversely affect our ability to operate.

We may incur material costs and losses as a result of claims our products do not meet regulatory requirements or contractual specifications.

Our operations involve providing products that must meet building code or other regulatory requirements and contractual specifications for durability, stress-level capacity, weight-bearing capacity and other characteristics.  If we fail or are unable to provide products meeting these requirements and specifications, we may face economic penalties, including price adjustments, rejection of deliveries and/or termination of contracts, and our reputation could be damaged.  In the past, we have not had any claims of this kind asserted against us, although no assurance can be given that no such claim will be made in the future.  If a significant product-related claim or claims are made and resolved against us in the future, such resolution may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

Our operations are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection.  Our failure to have complied with the applicable laws may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense.  In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

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The loss of services of the senior management and key personnel of our consolidated affiliated entities could severely disrupt our business and growth or if such persons compete against us.

Our future success is significantly dependent upon the continued service of the senior management and key technical personnel of our consolidated affiliated entities.  In particular, we rely heavily on our founder, Yulong Zhu, to continue to manage our business, operations and sales and marketing activities as well as to maintain personal and direct relationships with many of our major customers.  While the departure of Mr. Zhu is unlikely while he remains the beneficial owner of 100% of the equity interests of our consolidated affiliated entities, he may choose to reduce his level of involvement, or not to take part at all, especially if a conflict of interest or other disagreement arises between him and us. See “—Risks Related to Our Corporate Structure—The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.” In addition, Mr. Zhu may act, or cause our consolidated affiliated entities and/or their shareholders to act, detrimentally against, our interests. See “—Risks Related to Our Corporate Structure—Shareholders of our consolidated affiliated entities may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities.  Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.”

The loss of Mr. Zhu’s services or those of any other members of the senior management or key personnel of our consolidated affiliated entities may materially and adversely affect our business and operations.  For instance, it could jeopardize our relationships with customers and result in the loss of customer engagements.  If we lose the service of any such senior management member or key personnel, we may not be able to locate and obtain the service of qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth.  In addition, if any of such senior management or key technical personnel joins a competitor or forms a competing company, we may lose customers, know-how, key professionals and employees.

If we are not able to complete our acquisition of the land use rights underlying our facilities, we may have to incur substantial costs in order to enforce our rights or lose access to the land and thus our facilities.

While we have paid in full to the relevant villagers committees for the land use rights to the lands underlying the facilities of Yulong Bricks and Yulong Concrete pursuant to written agreements such committees, the transfer registration for such rights has not been completed as of the date of this Report. In addition, we have made only partial payment for the land use right to the land underlying the facilities of Yulong Renewable, pursuant to a written agreement with the holder of such right. If we cannot, for any reason, complete the transfer registration for the land used by Yulong Bricks or Yulong Concrete, or cannot complete our purchase of the land used by Yulong Renewable, we would need to rely on our written agreements with the holders of the underlying land use rights to exercise our rights. If any such holder decides to breach its agreement with us, we may have to pay additional money to such holder to ensure continuing access to our facilities and avoid any disruption to operations, which would in turn increase our production costs and thereby reduce our profitability. There can be no assurance, however, that such breach can be resolved on terms acceptable to us. Any efforts to enforce our rights in a court in China can be protracted and involve substantial costs, and there can be no assurance that the outcome would be favorable to us. See “– Risks Related to Doing Business in China–Uncertainties with respect to the PRC legal system could adversely affect us.”

If, as a result of any of the foregoing, we can no longer access our facilities, all or substantially all of our investments in them could be lost, and we would not be able to continue operations.

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Severe weather can reduce construction activity and lead to a decrease in demand for our products.

Our business and the demand for our products are affected by weather conditions in the areas that we operate. Sustained adverse weather conditions such as rain, extreme cold or snow could disrupt or curtail outdoor construction activity which in turn could reduce demand and the quality of our products and have a material adverse effect on our operations, financial performance or prospects.

The ongoing and projected slowdown in our collection of accounts receivable may materially and negatively impact our future operating cash flow and revenue.

Since the quarter ended September 30, 2014, our collection of accounts receivable has slowed, and we believe that this may continue for the next two to three fiscal quarters until bank lending to small- and medium-size enterprises ease and/or other lending options become more readily available to our customers. As a result, the slowdown may negatively impact our future operating cash flow. In addition to monitoring our accounts receivable collection process very closely, we are also requiring many of our customers to pay off most, and in some cases all, of their balances before making additional sales to them. Doing so, however, may force some of these customers to buy from our competitors and to stop doing business with us in the future. Should a sufficient number of our customers stop doing business with us and to the extent we are unable to attract new business to replace any such lost customers, our future revenue would be materially and negatively impacted.

If our exclusive right to collect and process construction waste is terminated or expires, we may have difficulty sourcing the discarded bricks and concrete in quantities that we may need for our new facilities or on terms acceptable to us.

We currently have a 20-year exclusive right to haul and process construction waste in the built-up area of Pingdingshan consisting of the four districts and two special districts under the administration of the municipal government (subject to exclusions imposed by special municipal regulations) pursuant to our agreement with Pingdingshan Housing and Urban-Rural Development Bureau and licenses issued by Pingdingshan Construction Wastes Management Office, which exclusive right has commenced concurrently with the formal operations of our recycling plant in late April 2015.  Such right, however, may be terminated if, for example, we were to breach our obligations and fail to correct such breach within a specified time period, or if we were to fail to expand our operations as needed to meet the city’s requirements. Should our right terminate, or expire without being renewed, we may not be able to source discarded bricks and concrete in quantities that we may require for Yulong Renewable’s current and future operations and/or on terms that are acceptable to us. Should that happen, we would be unable to carry out our business plans, which in turn would have a material negative impact our projected revenues and growth.

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(b) Risks Related to Our Corporate Structure

If the Chinese government determines that the contractual arrangements through which we control our consolidated affiliated entities do not comply with applicable regulations, our business could be adversely affected.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with the Yulong Group companies and their shareholders. Although we have been advised by our PRC counsel that based on their understanding of the current PRC laws, rules and regulations, the contractual arrangements, as well our ability to enforce our rights thereunder, comply with all applicable PRC laws, rules and regulations, and do not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, they will become invalid or unenforceable. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements.

The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future Chinese laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If we or Yulong Group are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	Revoking the business operating licenses of Yulong group and/or voiding the contractual arrangements;

●	Discontinuing or restricting the operations of Yulong group;

●	Imposing conditions or requirements with which we or Yulong Group may not be able to comply;

●	Requiring us to restructure the operations;

●	Restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; or,

●	Opposing fines are other forms of economic penalties;

As we do not have direct ownership of Yulong Group, the imposition of any of these penalties may have a material adverse effect on our financial condition, results of operations and prospects.

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Our contractual arrangements with our consolidated affiliated entities may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Yulong Group companies and their shareholders to operate our business.  For a description of these contractual arrangements, see “ Our Corporate History and Structure—Contractual Arrangements ..”  These contractual arrangements may not be as effective in providing us with control over these affiliated entities as direct ownership.  If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level.  However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over our consolidated affiliated entities.  Therefore, our contractual arrangements with our consolidated affiliated entities may not be as effective in ensuring our control over our China operations as direct ownership would be.

Shareholders of our consolidated affiliated entities may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities. Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

Our founder Yulong Zhu beneficially owns 100% of the equity interests in each of our consolidated affiliated entities, including through the Silent Shareholders Investment Agreement with their other shareholders. Under such agreement, these other shareholders disclaim all of the rights and obligations associated with their equity interests, which rights and obligations are borne solely by Mr. Zhu. As such, Mr. Zhu may breach, or cause our consolidated affiliated entities and/or the other shareholders to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities.  If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts.  We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective.  For example, if Mr. Zhu or the other shareholders of a Yulong Group company (at Mr. Zhu’s direction) were to refuse to transfer their equity interests in in such company to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Mr. Zhu currently owns approximately 40.41% of our issued and outstanding ordinary shares. There can be no assurance, however, that such holding will effectively deter Mr. Zhu from causing a breach of the contractual arrangements.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC.  Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.  The legal system in the PRC is not as developed as in other jurisdictions, such as the United States.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.  Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay.  In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

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Contractual arrangements our Chinese subsidiary has entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we or our consolidated affiliated entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted.  We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Yulong WFOE, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities do not represent arm’s-length prices and consequently adjust Yulong WFOE’s or our consolidated affiliated entities’ income in the form of a transfer pricing adjustment.  A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated affiliated entities, which could in turn increase their tax liabilities.  In addition, the PRC tax authorities may impose late payment fees and other penalties on Yulong WFOE or our consolidated affiliated entities for any unpaid taxes. Our consolidated net income may be materially and adversely affected if Yulong WFOE or our consolidated affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our consolidated affiliated entities include Yulong Zhu, our director and chief executive officer.  Mr. Zhu is also a beneficial owner of our holding company and a PRC citizen.  He directly holds 54% of the equity interests in Yulong Bricks, and 68.3% in Yulong Renewable, but through the Silent Shareholders Investment Agreement, controls 100% of the equity interests in each of our consolidated affiliated entities.  See “ Business—Our Corporate History and Structure—Contractual Arrangements. ”  Conflicts of interest may arise between his roles as director, officer and/or beneficial owner of our holding company and as a shareholder of our consolidated affiliated entities.  We cannot assure you that when conflicts of interest arise, any or all of these equity holders will act in the best interests of our company or such conflicts will be resolved in our favor.  Currently, we do not have any arrangements to address potential conflicts of interest between such equity holder and our company.  We rely on Mr. Zhu to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains.  We also rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company.  If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have.  Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and may rely on dividends and other distributions on equity to be paid by our wholly-owned PRC subsidiary, Yulong WFOE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur.  If Yulong WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. We may also sell our ordinary shares, or request our founder Yulong Zhu to advance funds on our behalf to meet our cash and financial requirements, although there can be no assurance that we will be able to do so.

Under PRC laws and regulations, each of Yulong WFOE and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Yulong WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.  As of June 30, 2017 and 2016, Yulong WFOE and our consolidated affiliated entities had collectively appropriated $3,922,228 and $3,922,228 of retained earnings for their statutory reserves, respectively.

Any limitation on the ability of our consolidated affiliated entities to make payments to Yulong WFOE under the contractual arrangements, or the ability of Yulong WFOE to pay dividends or make other distributions to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

If our PRC subsidiary or consolidated affiliated entities become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy all of their assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.

As part of the contractual arrangements with Yulong Group companies and their shareholders, Yulong Group companies hold operating permits and licenses and all of the assets that are important to the operation of our business.  We expect to continue to be dependent on Yulong Group companies to operate our business in China.  If our consolidated affiliated entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations.  If our consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ordinary shares. As a holder of our ordinary shares, you would not have rights with respect to the assets of our consolidated affiliated entities.

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We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

Under the Enterprise Income Tax Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.  Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, as amended, a company incorporated in Hong Kong, such as Yulong HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary.  On October 27, 2009, the SAT promulgated a tax notice or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits.  On June 29, 2012, the SAT further issued the Announcement of the State Administration of Taxation regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts, patent and copyright certificates and other information.  As a result, although our PRC subsidiary Yulong WFOE is wholly owned by Yulong HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends payable by Yulong WFOE.  If Yulong HK cannot be recognized as the beneficial owner of the dividends to be paid by our PRC subsidiary to us, such dividends will be subject to a normal withholding tax of 10% as provided by the Enterprise Income Tax Law.

If our consolidated affiliated entities were to incur net losses, Yulong WFOE’s inability to absorb such losses and to remit funds equal to such losses to them could result in our inability to continue as a going concern and Yulong WFOE’s breach of its contractual obligations, in which case you could lose your entire investment.

Pursuant to the contractual arrangements through which we control Yulong Group, Yulong WFOE is obligated to absorb the net losses of, and, upon request, to remit funds equal to such losses to, our consolidated affiliated entities. However, because we rely entirely upon Yulong Group for our revenues, Yulong WFOE’s inability to absorb such net losses could result in our management’s determination that there is substantial doubt as to our ability to continue as a going concern. Should that happen, our ability to continue as a going concern would depend, in large part, on our ability to obtain additional financing or replace Yulong Group with other operating entity or entities, neither of which prospects would be certain. Additionally, because Yulong WFOE currently does not maintain any funds to make payments to our consolidated affiliated entities, such inability could result in a breach by Yulong WFOE of its obligations under the contractual arrangements, which in turn could be the basis upon which our consolidated affiliated entities may seek to terminate the contractual arrangements. If we were unable to continue as a going concern, or if our consolidated affiliated entities were to succeed in terminating the contractual arrangements due to a breach by Yulong WFOE of its obligations, your entire investment could become worthless.

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If Yulong WFOE were to transfer its exclusive option to acquire the equity interests of our consolidated affiliated entities to a third party, we may potentially lose control over such entities.

Under the option agreements between Yulong WFOE and each of the Yulong Group shareholders, Yulong WFOE has exclusive option to purchase all or part of such shareholders’ equity interests in Yulong Group, which option Yulong WFOE may freely transfer to any third party. While we believe that Yulong WFOE would not act against its own interest by transferring such option to a third party unless, after exercise of such option, Yulong WFOE can continue to have the same control over Yulong Group that it has prior to exercise, we cannot guarantee that Yulong WFOE will act accordingly.

If Yulong WFOE were to transfer the option to a third party without taking steps to ensure its continuing ability to control Yulong Group post-exercise of such option, we could potentially lose control over them. As we rely entirely on Yulong Group for our revenue as well as to fund our cash and other financing needs, such loss would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which in turn may affect the value of your investment.

The eventual enactment of a new Foreign Investment Law may require us to change our corporate structure and/or impose periodic reporting obligations on us and our non-PRC shareholders.

The PRC Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law , the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law , together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. It may take some time to go through a number of complicated procedures before the draft Foreign Investment Law can be enacted and be officially promulgated by the National People’s Congress. It is also likely that there will be a number of changes between the draft Foreign Investment Law as released in January 2015 and the Foreign Investment Law that may ultimately be enacted. The current draft of Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” to be separately issued by the State Council in the future, market entry clearance by the Ministry of Commerce or its local counterparts would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors as mandated by the existing foreign investment legal regime.

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The “variable interest entity” structure, or VIE structure, has frequently been adopted by many PRC-based companies, including us, in order to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list’’ without market entry clearance may be considered as illegal.

However, the draft Foreign Investment Law has not taken a position on what will happen to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with a VIE structure and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the businesses that we currently operate or that we may operate in the future through our variable interest entities will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with such information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

However, because the draft Foreign Investment Law and its explanations are currently only subject to discussion and have not yet been promulgated, their interpretation and application remain substantially uncertain. As a result, we cannot draw a clear conclusion on its possible impact on companies with an investment scheme and/or corporate structure similar to ours. Investors are cautioned to take the potential change in law into account when making an investment decision.

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(c) Risks Relating to Business Operations in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of the assets and operations of our consolidated affiliated entities are located in China.  Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government.  In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.  The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy.  The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.  In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth.  These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and consolidated affiliated entities in China.  Our operations in China are governed by PRC laws and regulations.  Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.  In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China.  However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.  In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.  Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.  Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect.  As a result, we may not be aware of our violation of these policies and rules until sometime after the violation.  In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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Fluctuations in exchange rates may have a material adverse effect on your investment.

All of our revenues and costs are denominated in RMB.  The conversion of RMB into foreign currencies, including $, is based on rates set by the People’s Bank of China.  The PRC government allowed the RMB to appreciate by more than 20% against the $ between July 2005 and July 2008.  Between July 2008 and June 2010, and between July 2013 and June 2015, this appreciation was halted and the exchange rate between the RMB and the $ remained within a narrow band.  As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the $.  Since June 2010, the PRC government has again allowed the RMB to appreciate slowly against the $.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the $ in the future.

There remains significant international pressure on the Chinese government to substantially liberalize its currency policy, which could result in further appreciation in the value of the RMB against the $.  To the extent that we need to convert $ into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the $ would have an adverse effect on the RMB amount we would receive from the conversion.  Conversely, if we decide to convert RMB into $ for the purpose of making payments for dividends on our ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the $ against the RMB would have a negative effect on the $ amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.  As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China.  We receive all of our revenues in RMB.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.  Therefore, Yulong WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE.  However, approval from or registration with appropriate government authorities may be required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

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The approval of the China Securities Regulatory Commission may be required in connection with our initial public offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009.  These regulations, among other things, require offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange.  The application of these regulations remains unclear.  Our PRC counsel has advised us that, based on their understanding of the current PRC laws, rules and regulations, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ordinary shares on the NASDAQ Capital Market on the grounds that:

●	Yulong WFOE was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and

●	no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the regulation.

However, because there has been no official interpretation or clarification of the M&A Rules since their adoption, there is uncertainty as to how these regulations will be interpreted or implemented.  If it is determined that the CSRC approval is required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval prior to completing the offering in July 2015.  These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from the offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex.  For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce.  These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements.  We believe that our business is not in an industry related to national security.  However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future.  Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China.  Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

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Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

We cannot assure you that all of our shareholders or beneficial owners who are domestic resident individuals will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37.  The failure or inability of such individuals to comply with the registration procedures set forth in the regulation may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends.  As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

However, as the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented.

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Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders, and gains recognized by such shareholders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income.  The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”  The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009.  SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China.  Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.  Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion.  In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income.  If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  We are a Cayman Islands holding company and conduct all of our business through Yulong WFOE, 100% of which is owned by Yulong HK, our wholly-owned subsidiary located in Hong Kong Special Administrative Region.  The Cayman Islands currently does not have any tax treaty with China with respect to withholding tax.  As long as Yulong HK is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of Yulong WFOE, dividends that it receives from Yulong WFOE may be subject to withholding tax at a rate of 10%.

As uncertainties remain regarding the interpretation and implementation of the Enterprise Income Tax Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders would not be subject to any PRC withholding tax at a rate of up to 10%.  Similarly, any gain recognized by such non-PRC shareholders on the sale of shares may also be subject to PRC withholding tax.  If we are required under the Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or on gain recognized by such non-PRC shareholders, such investors’ investment in our ordinary shares may be materially and adversely affected.

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(d) Risk Factors Related to Our Ordinary Shares

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our ordinary shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our shares at or near bid prices at any given time may be relatively small or non-existent.  This situation may be attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  Broad or active public trading market for our ordinary shares may not develop or be sustained.

You may be subject to limitations on transfer of your ordinary shares.

Our board of directors has absolute discretion to refuse to register a transfer of any share to a person for any reason; provided, however, that if a transfer is refused, the board must provide a notice of such refusal to both the transferor and intended transferee. As such, your ability to transfer your ordinary shares may be restricted.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our shares adversely, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business.  If one or more of the analysts who cover us downgrade our shares, our share price would likely decline.  If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Substantial future sales of our ordinary shares in the public market could cause our share price to fall.

Future sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline.  We currently have 2,411,070 (before Reverse Stock Split was 12,055,324) ordinary shares outstanding.  826,696 (before Reverse Stock Split was 4,133,481) shares are freely transferable without restriction or additional registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.  The remaining shares include those held by our affiliates as defined in Rule 144 under the Securities Act , as well as shares that will be eligible for sale at various times upon the expiration of lock-up agreements as described below and subject to the requirements of Rule 144 or Rule 701.

At any time and without public notice, Axiom Capital Management, Inc. may in its sole discretion release some or all of the securities from these lock-up agreements prior to the expiration of the lock-up period.  As resale restrictions end, the market price of our ordinary shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.  In addition, the holders of 232,000 (before Reverse Stock Split was 1,160,000) of our ordinary shares are entitled to contractual rights to cause us to register the sale of those shares under the Securities Act.

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You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (Revised) and common law of the Cayman Islands.  The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States.  In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors.  In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of the assets of our consolidated affiliated entities are located outside of the United States.  All such assets and our operations are conducted, and all of our revenue has been generated through sales, in China.  In addition, both Yulong Zhu, our chief executive officer, and Shuai Wang, our chief financial officer, as well as most of our directors, are nationals and residents of China, and do not have any of their assets in the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against the assets of our consolidated affiliated entities or the assets of Messrs. Zhu and Wu or any of our directors outside of the United States.  There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.  Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of our shareholders.

Our articles of association, as amended and restated from time to time, contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including, among other things:

●	provisions that authorize our board of directors, without action by our shareholders, to issue additional ordinary shares and preferred shares with preferential rights determined by the board;

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●	provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of shareholders to propose matters for consideration at shareholder meetings; and

●	Any director that simultaneously serves as a Chief Executive Officer is not subject to return it for re-election.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

We are a foreign private issuer within the meaning of the rules under the Exchange Act and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act.  As such, we are exempt from certain provisions applicable to U.S. domestic public companies.  For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We used to file annual reports on Form 10-K for the year ended June 30, 2016, quarterly reports on Form 10-Q for fiscal periods ended September 30, 2016 and December 31, 2016 similar to U.S. domestic reporting companies and disclose the information required to be disclosed in those reports.  However, on May 15, 2017, we have elected to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer.

We are an “emerging growth company,” and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, as well as a smaller reporting company, which could make our ordinary shares less attractive to investors.

In addition to being a foreign private issuer, we are also an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  We could be an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

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Even if we no longer qualify for the exemptions for an emerging growth company, we may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company. For example, smaller reporting companies, like emerging growth companies, are not required to provide a compensation discussion and analysis under Item 402(b) of Regulation S-K or auditor attestation of internal controls over financial reporting.  We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions.  If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Being a public company will increase our costs, which could adversely affect our business.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company.  In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC, requires certain corporate governance practices for public companies.  In addition to these rules, the NASDAQ Stock Market has certain corporate governance requirements for companies that are listed on the NASDAQ Capital Market.  Implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, may also cause us to incur additional costs and subject us to risks if we are unable to fully comply.

We expect these rules and regulations to increase our legal and financial compliance costs, and to make some operating and administrative activities more time consuming and costly, though we are not currently able to estimate these additional costs.  Since becoming a public company, we have created several board committees and adopt additional internal controls and disclosure controls and procedures.  We now also have all of the internal and external costs of preparing and distributing periodic public reports.  We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We are obligated to develop and maintain proper and effective internal control over financial reporting. If analysis of our internal control over financial reporting concludes that these internal controls are not effective, investor confidence in our company may be adversely affected which in turn may affect the value of our ordinary shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for fiscal 2016, the first fiscal year beginning after our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, after we cease to be an “emerging growth company,” a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

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During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if, when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. We will remain an “emerging growth company” for up to five years. However, if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any December 31 before that time, our revenues exceed $1 billion, or we issue more than $1 billion in non-convertible debt in a threeyear period, we would cease to be an “emerging growth company” as of the following June 30. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China, have in the past been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC.  Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.  As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, became virtually worthless.  Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations.  It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business.  If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company.  This situation may be a major distraction to our management.  If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

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Our failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anticorruption laws could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to the FCPA which prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anticorruption laws.  We are in the process of implementing policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject.  Such policies or procedures may not work effectively or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire.  Because we do business with state-owned enterprises and government agencies, we have and will continue to have frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations.  Any investigation of a potential violation of the FCPA or other anticorruption laws by the United States or foreign authorities could have an adverse impact on our reputation, and if we are not in compliance with the FCPA and other laws governing the conduct of business with government entities we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our reputation, business, financial condition, results of operations and prospects.

Because we operate entirely in the PRC, this may give rise to elevated compliance risks on anti-bribery.  In recent years, commercial bribery has increasingly been identified as a key risk in doing business in the PRC.  If Chinese regulatory authorities determine that our marketing or other activity violates the anti-bribery or anticorruption laws, we may be penalized or ordered to cease such activity, which could have an adverse impact on our business.

We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

Yulong has never declared or paid any cash dividends on its ordinary shares and does not currently intend to do so for the foreseeable future.  We currently intend to invest our future earnings, if any, to fund our growth.  Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future and the success of an investment in our ordinary shares will depend upon any future appreciation in their value.  There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

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We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequence to U.S. holders of ordinary shares.

Depending upon the value of our ordinary shares and the nature and composition of our income and assets over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year.  Based on assumptions as to our projections of the value of our outstanding ordinary shares and our expected use of the proceeds from our initial public offering and of the other cash that we will hold and generate in the ordinary course of our business, we do not expect to be a PFIC for the taxable year 2017 or in the foreseeable future.  However, there can be no assurance that we will not be a PFIC for the taxable year 2017 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our income and the value of our assets in such taxable year.  Our PFIC status for the current taxable year 2017 will not be determinable until the close of the taxable year ending December 31, 2017.

We will be classified as a PFIC for any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”), or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties).  For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or as held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.  Therefore, a drop in the market price of our ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test.  Accordingly, we may become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.  Until we deploy the net proceeds we receive from this offering, we may retain a significant portion of those net proceeds in the form of short-term investments or bank deposits for a prolonged period, which could affect our PFIC status in the 2017 taxable year and in future taxable years.

If we are classified as a PFIC in any taxable year in which you hold our ordinary shares, and you are a U.S. Holder, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on your disposition or deemed disposition of our ordinary shares in a later year, even if we are not a PFIC in the year of disposition or distribution.  Further, if we were a PFIC for any year during which you hold our ordinary shares, we would continue to be treated as a PFIC for all succeeding years during which you hold our ordinary shares unless we cease to meet the requirements for PFIC status and you make a “deemed sale” election with respect to such ordinary shares. Moreover, if we are classified as a PFIC in any taxable year in which you hold our ordinary shares, certain non-corporate U.S. shareholders would not be able to benefit from any preferential tax rate with respect to any dividend distribution received from us on our ordinary shares in that year or in the following year.  Finally, you would also be subject to special U.S. tax reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark-to-market” election with respect to our ordinary shares. We do not intend to provide the information necessary for U.S. Holders to make “qualified electing fund” elections if we are classified as a PFIC.

We do not maintain our books under U.S. GAAP, and because most of our directors and all of our accounting personnel have very limited, or no, U.S. GAAP experience, and we rely on consultants to prepare our financial statements, there is a higher risk that our financial statements will not accurately describe our financial condition.

Our financial records are not maintained under U.S. GAAP. Other than our chief financial officer, we do not internally retain individuals that prepare our financial statements, and instead utilize an external contract-based consulting firm whose employees have knowledge of U.S. GAAP. Additionally, until the appointment of a director who will chair our audit committee, our board of directors and all of our accounting personnel have very limited, or no, relevant U.S. GAAP experience. These factors contribute to a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis by our company’s internal control over financial reporting, therefore leading to errors or omissions in our financial information.

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ITEM 5: INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a vertically integrated manufacturer of eco-friendly building products located in the city of Pingdingshan in Henan Province, China. We are the leading producer of fly-ash bricks and concrete in Pingdingshan. In late April 2015, we launched our construction waste hauling operations in Pingdingshan, and with the collected construction waste, have added crushed construction waste, or recycled aggregates, and bricks made from recycled aggregates, or recycled bricks, to our product offerings. Since then, we have also expanded our hauling and recycling operations beyond Pingdingshan.

Yulong is a holding company and was incorporated under the laws of the Cayman Islands on March 10, 2011. In March 2011, Yulong sold and issued 800,000 ordinary shares to its founding shareholder. In May 2011, Yulong sold and issued 360,000 ordinary shares to 10 investors.

Through a corporate restructuring in December 2011, the shareholders of Yulong BVI exchanged all of their outstanding ordinary shares of Yulong BVI for 6,840,000 ordinary shares of Yulong pursuant to the terms and conditions of a share exchange agreement dated December 11, 2011, or the Exchange Agreement. As a result, Yulong acquired all of the equity interests in Yulong BVI and Yulong BVI became a wholly-owned subsidiary of Yulong.

On July 1, 2015, we closed our initial public offering of 2,250,000 ordinary shares at $6.25 per share for gross proceeds of approximately $14 million before deducting underwriting discounts and commissions and offering expenses payable by us.

On November 9, 2017, the Company effected a one-for-five reverse stock split (the “Reverse Stock Split”) of its outstanding ordinary shares. The Company’s ordinary shares opened for trading on the NASDAQ Capital Market on November 9, 2017 on a post-split basis.

The Reverse Stock Split is intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. When the reverse stock split becomes effective, every five (5) shares of ordinary shares will automatically convert into one (1) share of ordinary shares with no change in par value per share. This reduced the number of shares outstanding as of November 9, 2017 from approximately 12,055,324 to approximately 2,411,065. Any fractional shares resulting from the reverse stock split will be rounded up to the next whole share. There is no impact on the actual trading of the Company’s shares. We will continue to trade on the NASDAQ Capital Market without interruption under the symbol YECO. The new CUSIP number for the ordinary shares following the reverse split will be G98847208.

Proportional adjustments has been made to the Company’s outstanding stock options, outstanding warrants and equity-compensation plans. The number of authorized shares of the Company remains unchanged and the reverse stock split does not affect the ordinary shares capital account on our balance sheet.

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B. Business Overview

Fly-ash Bricks

We produce fly-ash bricks through Yulong Bricks, which operates our brick plant located adjacent to our headquarters in Pingdingshan. Our bricks are used in and around Pingdingshan in connection with commercial, industrial, and residential constructions. We refer to our bricks as “fly-ash” bricks because they are produced in part from reclaimed fly-ash. When power plants use coal to generate electricity, fly-ash is the lightweight and powdery residue from the coal combustion process. Fly-ash is typically disposed of in landfills and ash ponds, although some may be released directly into the atmosphere. With ever-rising energy demand fueled by Pingdingshan’s economic growth, however, power plants are generating fly-ash at levels that threaten to overwhelm available landfill and ash pond sites. By recycling fly-ash for our bricks, we believe that our brick-making process is a viable and environmentally friendly solution to the fly-ash disposal problem by helping to reduce landfill space.

Traditional bricks in China are made up primarily of cement, which is mixed with water and silt, pressed into a mold for shaping, and then fired in a kiln, or furnace, at temperature of between 900 and 1000 degree Celsius to harden and achieve strength.

We use reclaimed fly-ash primarily as a substitute for cement, and at least 30% of each of our bricks is fly-ash. We believe that fly-ash reduces both the density and heat conductivity of our bricks without sacrificing their durability and strength. In addition, because the fly-ash is reclaimed wastes, we believe that our bricks are consistent with government policies such as the national energy conservation policy that the Chinese central government announced at the beginning of calendar year 2013. We also believe the availability of fly-ash in coal-rich Pingdingshan allows us to manage any seasonal and other fluctuations in cement supply.

In addition to cement and fly-ash, our bricks contain gypsum, quicklime and aluminum powder in accordance with industry standards and requirements. The following illustrates our production process:

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We currently have four production lines, each with an oven approximately 31 meters in length, holding up to the equivalence of 18 uncut blocks per load. Each production line can produce approximately 300 m 3 of bricks per day and 100,000 m 3 of bricks per year, although actual production may vary due to maintenance and repairs.

The Housing and Urban-Rural Construction Department of Henan Province has certified our use of reclaimed fly-ash, which certification also signifies our conformance with the central government’s policy to foster and support resource conservation and management. We also believe that our bricks are environmentally friendly because they require less energy and generate fewer pollutants to produce, and are more cost effective, than traditional fired cement bricks. Our production process is ISO:9000 certified by Beijing ZhongDaHuaYuan Certification Center, which certification is nationally recognized, including by the Bureau of Quality and Technical Supervision of Henan Province.

We currently produce 13 standard sizes of bricks, ranging from 0.015 to 0.045 m3. Our bricks are primarily used in industrial, commercial and residential construction for foundation and structural walls. We also produce custom-size bricks to order, although their productions have historically not been significant at less than 1% of the bricks produced. We generally operate our plant on two shifts of eight hours each, with some overtime operation as deemed necessary during the year.

 In the fiscal year ended June 30, 2017, approximately 155,720 m 3 of bricks were produced under such arrangements, although orders did not exceed our production during such period. Instead, we used the manufacturer at the request of one of our suppliers to which it is affiliated. Our suppliers are generally the largest suppliers locally and many of them are state-owned enterprises. As such, it may be difficult to replace them with other local suppliers in terms of the quantity and quality of their raw materials and their pricing. We have agreed to the supplier’s request to use its affiliate in order to maintain good relationships and to ensure that we can access sufficient raw materials as necessary. Approximately 34.4% of our bricks sold in the fiscal year ended June 30, 2017, were produced under such arrangements. We have ceased outsourcing to the third-party manufacturers since the fourth quarter of the fiscal year 2016.

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Our standard operating procedures allow us to exercise quality control during every step of the production process, and we train our personnel to strictly operate by such procedures. We also maintain a sample of each production batch in the event of any quality issue that may develop.

The cost of transportation and storage that our customers incur usually limits the market area for our bricks to within approximately 120 kilometers of our plant site and, therefore, sales are generally driven by the level of construction activity within Pingdingshan.

Ready-Mixed Concrete

We produce ready-mixed concrete through Yulong Concrete, which operates our concrete plant approximately five kilometers from our headquarters, and distribute the concrete through Yulong Transport, which operates our fleet of concrete mixer trucks. Our ready-mixed concrete consists of proportioned mixes we prepare in accordance with each customer’s specifications and deliver in an unhardened plastic state for placement and shaping into designed forms at the job site.

Selecting the optimum mix for a job entails determining not only the ingredients that will produce the desired permeability, strength, appearance and other properties of the concrete after it has hardened and cured, but also the ingredients necessary to achieve a workable consistency considering the weather and other conditions at the job site. We believe we can achieve product differentiation for the mixes we offer because of the variety of mixes we can produce, our volume production capacity and our scheduling, delivery and placement reliability.

Concrete is primarily a mixture of paste (comprising of cement and water) and aggregates (comprising of sand and gravel. Aggregates comprise approximately 60% to 80% of the total volume of concrete. Proper proportioning of paste to aggregates is crucial to achieving strong and durable concrete. Using insufficient amount of paste, for example, will result in porous concrete with rough, honeycombed surface. Excessive paste, on the other hand, will reduce the concrete’s strength and durability. Properly proportioned concrete has the ideal malleability for placement with the necessary strength and durability once hardened and cured.

The type and size of the aggregate mixture determines the thickness and purpose of the concrete, with a continuous gradation of particle size being desirable for efficient use of the paste. The strength of the paste depends on the ratio of water to cement, with lesser water being desirable generally. We produce ready-mixed concrete by combining cement, aggregates, and other cementitious materials (described below) with water and, typically, one or more admixtures. These admixtures, such as chemicals, minerals and fibers, determine the usefulness of the product for particular applications.

We use a variety of chemical admixtures to achieve one or more of five basic purposes:

●	relieve internal pressure and increase resistance to cracking in subfreezing weather;

●	retard the hardening process to make concrete more workable in hot weather;

●	strengthen concrete by reducing its water content;

●	accelerate the hardening process and reduce the time required for curing; and

●	facilitate the placement of concrete having low water content.

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Most common chemical admixtures we use include pumping agent, super-plasticizer, and expansive admixtures.

We frequently use various mineral admixtures as supplements to cement, which we refer to as cementitious materials, to alter the permeability, strength and other properties of concrete. These materials include (i) fly ash; (ii) ground slag, a byproduct of iron and steel manufacturing; and (iii) silica fume, a waste byproduct from the manufacture of silicon or ferro-silicon metal. These materials also reduce the amount of cement content used which results in a reduction in CO 2 emissions.

Our concrete is delivered premixed, or ready-mixed, to a customer’s jobsite. The following illustrates our standard operating procedure after an order is placed and delivery date is confirmed:

Formulate to specifications (based on temperature, humidity and other factors)
Calculate raw material requirements and confirm availability
Combine raw materials in a mix tower to produce initial batch
Produce test block to verify conformity to specifications and to study slump
Adjust formulation as necessary
Combine raw materials in mixer truck for delivery to jobsites
Loose gravel and sand collected and recycled on future orders
After delivery, mixer truck returns to our plant for additional loads as required

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We currently operate two mixing towers at our plant. Each tower is designed to produce approximately 750 m3 daily and 200,000 m3 annually, although actual production may vary due to maintenance and repairs. Once mixed, the concrete can remain in a plastic state in a mixer truck for approximately six hours. We produced 420,189 m3 and 146,400.4 m3 of concrete in fiscal 2016 and 2017, respectively. Our production process is ISO:9000 certified by Beijing ZhongDaHuaYuan Certification Center, which certification is nationally recognized, including by the Bureau of Quality and Technical Supervision of Henan Province.

We generally operate our plant on two shifts of eight hours each, with some overtime operation as deemed necessary during the year. We also have arrangements with a third-party manufacturer to make concrete for us with its employees and equipment usually when demand exceeds our production, which was the case in the fiscal years ended June 30, 2016 & 2017. Our arrangement with the manufacturer is identical to that we have with the third-party brick manufacturer described earlier. Since April 1, 2016, we, however, have ceased such arrangements. In the fiscal year ended June 30, 2017, approximately 110,130 m3 of concrete were produced for us under such arrangement, and approximately 20.8% of our concrete sold were produced under such arrangement.

We emphasize quality control, pre-job planning, customer service and coordination of supplies and delivery. We perform testing to determine which mix design is most appropriate to meet the required specifications. The test results enable us to select the mixture that has the lowest cost and meets or exceeds the job specifications. We create and maintain a project file that details the mixture we will use when we produce the concrete for the job. For quality control purposes, we also create and maintain batch samples of concrete we have delivered to a job site, which help to ensure consistent results and minimize the need to correct completed work.

Construction Waste Hauling and Recycling

We haul and process construction waste, and produce recycled aggregates and recycled bricks, through Yulong Renewable, which operates our new recycling and brick plants on a campus approximately 15 kilometers from our headquarters. The campus also houses our research and development center, which was completed in April 2015, as well as the buildings for our new headquarters and employee dormitory when completed.

We have an exclusive right granted by Pingdingshan Development Bureau, to clean up and process construction waste in the built-up area of Pingdingshan (subject to exclusions imposed by special municipal regulations). The built-up area encompasses four districts, namely, Shilong, Weidong, Xinhua and Zhanhe, and two special districts, namely, Gaoxing Technology Industry Development District and Xincheng, that are administered by the municipal government. Our exclusivity is for 20 years, commencing concurrently with the formal operations of our recycling plant in late April 2015, but may be extended subject to agreement with Pingdingshan Development Bureau prior to the expiration or termination of our exclusive agreement. Additionally, we have two licenses from Pingdingshan Construction Wastes Management Office, which is a department of Pingdingshan Development Bureau and is in charge of the city’s construction waste. Specifically, we have an exclusive license to clean up, transport and process constructions waste within the city’s planning area (in this case being the built-up area of Pingdingshan), and a qualification license as required by Pingdingshan Development Bureau. Both licenses expire on October 30, 2032.

We operate a fleet of trucks to haul construction waste, consisting primarily bricks and concrete, from construction and demolition sites throughout the built-up area, to our recycling plant to be processed into recycled aggregates. We currently have 50 trucks.

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The following illustrates our recycling process:

(1) Non-aggregates primarily consist of metal (such as reinforcement bars and mesh) and wood.

We currently produce 5 sizes of recycled aggregates: 0-5 cm, 5-8 cm, 8-12 cm, 12-14 cm and 12-24 cm. The largest size aggregates are used primarily as road base, while the other three sizes are used primarily to make paving bricks. The following illustrates our production process for recycled bricks:

In July 2015, we won a contract from an agency under the Chinese central government to haul construction waste from a section of the proposed high-speed rail line connecting the cities of Zhengzhou in Henan, and Xuzhou in Jiangsu Province. Specifically, we are responsible for the Liangyuan District section in Shangqiu, Henan, approximately 260 kilometers from Pingdingshan. The section is projected to generate over 1.3 million metric tons of construction waste through its completion, and we will receive 19 RMB per metric ton of hauled waste. We have deployed 15 trucks as well as a mobile recycling station to service this contract beginning in July 2015. The mobile station is located on a site designated by the Shangqiu municipal government, and can produce up to 2 million metric tons of recycled aggregates per year, which will be stored onsite and sold to local construction companies, although no sale has been made as of the date of this Report.

In September 2015, pursuant to a contract with Zhengdong New District Municipal Construction Office, we began processing construction waste stored at a dumping station in Gaozhuang Village, an administrative village of Zhengdong New District located east of Zhengzhou. The contract calls for us to process waste in such amount as determined, and from villages within the district as assigned, by the Construction Office, for which we will receive 15 RMB per metric ton of processed waste. We have deployed another mobile recycling station to Gaozhuang Village.

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Seasonality

Our fiscal third quarter sales and results of operations are usually lower than other quarters due to the general slowdown in business activities in China during the Chinese New Year period. See “Risk Factors—Risks Related to Our Business and Our Industry—Our operating results may vary significantly from one reporting period to another and may be adversely affected by the seasonal and cyclical nature of the markets we serve .”

Marketing

Our sales personnel are required to make regular phone calls to our clients or pay in-person visit to them, in order to maintain and further develop our business relationships with them. Our sales personnel would also visit new construction sites and communicate with the people there to attract new clients and promote our products. We are planning on enhancing the quality of our products, and we hope to increase our market share through our great reputation and high quality products.

Customers and Sales

Our products are primarily sold to developers of commercial, residential and infrastructural projects, and include both state-owned and private enterprises. Our hauling customers include government agencies and private real estate developers. For fiscal year ended June 30, 2017, one customer accounted for 14.3% of our total revenue. The largest brick customer, Henan Province Dadi Cement Co., Ltd., accounted for 8.1% of our brick revenue and 2.9% of our total revenue. The largest concrete customer, PingMei ShenMa Construction Engineering Group Co., Ltd., accounted for 24.2% of our concrete revenue and 13.9% of our total revenue. The largest hauling customer, PingMei ShenMa Construction Engineering Group Co., Ltd., accounted for 20.2% of our hauling revenue and 0.4% of our total revenue. The largest waste processing services customer, Zhengdong New District and Urban Construction Office, accounted for 78.3% of our waste processing services revenue and 3.8% of our total revenue. The largest customer of recycled aggregates, Mr. WuZihe, accounted for 34.5% of our recycled aggregates revenue and 0.01% of our total revenue. The largest customer of recycled bricks, Nie GuangJie, accounted for 23.4% of our recycled brick revenue and 0.1% of our total revenue. None of our customers is related to or affiliated with us.

We generally identify potential customers from the membership rosters of industry associations such as Pingdingshan Construction Association, although we also have referrals from existing customers and suppliers, and other potential customers initiate contact with us. After consideration of a potential customer’s business, operational and financial background, the manager of our sales department will authorize sales staff to initiate contact and negotiate with the customer. The sales manager must also approve any agreement with the customer prior to execution. An agreement is typically for one year or less, depending on our assessment of a customer’s creditworthiness. After a customer has signed an agreement with us, the customer may order from us at any time under such agreement, specifying the amount, pricing and delivery date of the order.

Suppliers

We source all of our raw materials locally. Based on our agreements with our customers at the beginning of each calendar year, we estimate our requirements for the year and then contract with our suppliers on a monthly basis throughout the year to control inventory levels.

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The following suppliers each accounted for 10% or more of our total spending on supplies in fiscal 2017:

Supplier	% of total spending on supplies	Raw material
Henan Dadi Cement Co., Ltd	24.87%	Cement (for bricks and concrete)
Pingmei Construction Group Tianyuan Cement Co., Ltd	19.67%	Cement (for bricks and concrete)
Pingdingshan Weiteng Commercial and Trading Co., Ltd	18.19%	Cement (for bricks and concrete)
Henan Tianqi Mining Development Co., Ltd	10.28%	Cement (for bricks and concrete)

None of our suppliers is related to or affiliated with us. We believe that our relationships with our suppliers are good. However, because many of them are the largest in Pingdingshan, we may have difficulty replacing any of them with another local supplier in terms of the quantity and quality of their raw materials and their pricing. See “Risk Factors–Risks Related to Our Business and Our Industry–We depend on third parties for supplies essential to operate our business.”

Typically, the highest-cost component in a m3 of fly-ash brick is quicklime, while cement represents the highest-cost material used to produce a m3 of ready-mixed concrete. Nevertheless, we did not purchase quicklime in a sufficient quantity from any one supplier to account for 10% or more of our total spending on supplies in fiscal 2016, which is also the case with our purchase of fly-ash.

Since the imposition of the New Energy Policy at the beginning of calendar year 2013 (see “Regulations – New Energy Policy” below), there has been shortage of some raw materials in Pingdingshan with attendant price increase, which we believe will continue so long as such policy is in effect. As long as we can maintain our relationship with our current suppliers and are willing to pay the prevailing market price (or higher), we believe that the shortage can be overcome. However, we may choose not to do so in order to protect our margins. Because the implementation of the New Energy Policy is nationwide, we do not believe that sourcing raw materials from outside Pingdingshan would be practicable, in addition to uncertainty with the quality of raw materials from such suppliers and potential harm to our reputation.

Competition

Based on internal research of published government data and our customers’ purchases, we commanded approximately 51% of the brick market and 30% of the concrete market in Pingdingshan in the fiscal years 2016 and 2017. Of the numerous manufacturers currently doing business in the city, we believe that only two brick manufacturers and two concrete manufacturers have the capabilities to effectively compete against us. Our principal brick competitors are Pingdingshan Zhengrui Industry Co, Ltd., and Pingdingshan Yinghao Building Materials Co., Ltd. Our principal concrete competitors are Pingdingshan Xinruiqi Concrete Co., Ltd., and Pingdingshan Shijixing Concrete Co., Ltd. We have one competitor for recycled bricks, Pingdingshan Fuxing Modern Building Materials Co., Ltd., and no competitor for recycled aggregates or for hauling services within the areas where we have exclusive rights.

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Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us. Competitors having greater financial resources or less financial leverage than we do may be able to invest more in production equipment or pay for acquisitions which could provide them a competitive advantage over us. See “Risk Factors—Risks Related to Our Business and Our Industry—Competition in Pingdingshan’s building and construction materials industry could adversely affect our results of operations.”

Intellectual Property

Prior to the closing of the above noted Purchase and Sale Agreement (Item 3B) we do not own or license any significant intellectual property, including patent, registered trademark or copyright, in connection with our operations.

However, following the closing we will own all legal and intellectual rights to the Millennium Sapphire Trademark (Trademark documentation attached as Exhibit 99.1) and the copyrighted Millennium Sapphire motion picture treatment together with all scripts derived from the motion picture treatment (Motion picture treatment attached hereto as exhibit 99.2.

Legal Proceedings (Note; see also page 75 Item 15)

During the fiscal year ended June 30, 2017, four of the five Yulong operating companies were subject to 40 civil lawsuits with judgment amounts of approximately $4,027,858 (RMB 27,311,296) in the aggregate, of which unpaid amounts of approximately $106,366 (RMB 721,225) has already been included in capital lease obligations regarding lease agreement for purchasing 10 vehicles from Xuchang Tongli, approximately $24,892 (RMB 168,780) already included in violation of laws and regulations, approximately$361,784 (RMB 2,453,111) already included in bank loans, and approximately $411,810 (RMB 2,792,317) already included in other payables as of June 30, 2017. The remaining balances included $1,785,144 (RMB 12,104,346) related to the guarantee with details disclosed in notes ‘Guarantees’, and $1,210,632 (RMB 8,208,809) was pertinent to legal actions filed by various individuals.

Illegal occupation of land

On October 18, 2016, Pingdingshan Land Resources Bureau applied to the court to enforce the execution of Ping Guo Tu Zi Fa Zi (2016) no.65 Administrative Penalty Decision that the Company shall:

(1) return 7,137.26 square meters of land which the Company occupied illegally;

(2) dismantle the new buildings and other facilities on the 7,137.26 square meters of land which the Company occupied illegally, and restore the original appearance of the land;

(3) pay a fine on the basis that illegal occupation of 5,951.4 square meters of general cultivated land at a fine of RMB 16.00 per square meter, i.e. $14,043 (RMB 95,222), and 1,185.86 square meters of other land fines per square meter RMB 3.00, i.e. $525 (RMB 3,558), resulting in a total of $14,568 (RMB 98,780).

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On November 29, 2016, Pingdingshan Environmental Protection Bureau filed a claim to the court to enforce the execution of Ping Huan Fa Zi (2015) no.26 Administrative Penalty Decision that the Company shall:

(1) cease its trial production;

(2) pay a fine of $10,324 (RMB 70,000).

Total unpaid amount related to illegal occupation of land was approximately $25,402 (RMB 168,780).

Purchase commitments

On November 10, 2012, the Company entered into a sales and purchase contract with an unrelated third party, Xian Oriental Fuxing Machinery Co., Ltd (“Xian Oriental Fuxing”) with a contract amount of $411,468 (RMB 2,790,000). As of June 30, 2017, the Company already paid $287,585 (RMB 1,950,000) to Xian Oriental Fuxing. According to the verdict issued on September 24, 2016, the court ruled that the Company was required to pay the remaining amount of $123,883 (RMB 840,000) and litigation costs of $3,349 (RMB 22,708).

Guarantees

As of June 30, 2017, the Company guaranteed approximately $1.8 million for a bank loan of an unrelated third-party as follows:

Name	Guaranteed amount	Guarantee expiration date
Pingdingshan Orr Business Co., Ltd (1)	1,785,144	January 5, 2018
Total	$1,785,144

(1)	According to the verdict issued on March 16, 2017, the court ruled that the borrower was required to remit the loan principal in an amount of $1,769,755 (RMB 12 million) and the litigation in an amount of $15,389 (RMB 104,346) in litigation costs. Although the loan matured on January 6, 2016, the guarantee term will be expired on January 5, 2018. Accordingly, the Company has accrued a liability in connection with such guarantee

Except for the above noted litigations and claims, we know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our company.

Regulations

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

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Qualification of Construction Enterprise

According to the Construction Law of PRC issued by the Standing Committee of the National People’s Congress on November 1, 1997, effective on March 1, 1998, and as amended on April 22, 2011, building construction enterprises, survey units, design units and project supervision units that engage in building operations shall have the following qualifications: (1) a registered capital conforming to state provisions; (2) specialized technical personnel with qualifications for legal operations that commensurate with the building operations being engaged in; (3) technical equipment for engaging in related building operations; and (4) other qualifications as may be prescribed by laws and administrative regulations. In addition, building construction enterprises, survey units, design units and project supervision units that engage in building operations shall be classified into different grades of quality in accordance with such quality qualifications as the registered capital, specialized technical personnel, technical equipment in their possession and achievements in construction projects completed, and may engage in building operations within the scope permitted by their respective quality grades on acquisition of the corresponding grade quality certificates upon passing qualification examination.

Pursuant to the Administration Rules Regarding Qualification of Construction Enterprise issued by Ministry of Construction of PRC on June 26, 2007, and effective on September 1, 2007, a construction enterprise may conduct its construction business after the receipt of qualification which is classified into three categories, with each category having several grades. Since the new Standard Regarding Qualification of Construction Enterprise became effective on January 1, 2015, however, pre-mix concrete will no longer be graded. Yulong Concrete’s Qualification Certificate for Construction Enterprise issued by Henan Province Housing and Urban and Rural Development Bureau will remain in effect until a new certificate can be issued under the new standard by the end of 2015.

Road Transportation Operation Permit

Pursuant to The Regulation of the People’s Republic of China on Road Transport issued by the State Council on April 14, 2004 and effective on July 1, 2004, an applicant who conducts road freight business shall meet the following conditions: (A) to have tested and qualified vehicles which are adapting to its business operation; (B) to employ drivers who have satisfied the conditions under this regulation; (C) to have a proper and heath safety management system. The governmental agency issues Road Transportation Operation Permit for the entity which is engaging in road freight business. Yulong Transport’s Road Transportation Operation Permit is currently valid through December 27, 2017.

New Energy Policy

On January 1, 2013, the State Council issued Notification for Twelfth Five Year Plan on Energy Development, or the New Energy Policy, the basic principles of which are establishing the priority of the country as conservation, being domestically oriented, diversification, environmental protection, reform in depth, technology innovation, international cooperation and improvement of the people’s livelihood. The New Energy Policy aims to control both the efficiency and amount of energy consumption. Total energy consumption for 2015 is set at 4 billion metric tons of coal and 6,150 billion kilowatts of electricity, and the rate of consumption per GDP is set at 16% less than that in 2010. In order to improve energy conservation, energy saving construction practices will be enforced, and green building standards, evaluation and certification will be promoted.

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The New Energy Policy imposes production limits on some of our raw materials in order to control pollution generated by their production, which as a result has created both shortage and price increase of the affected raw materials, such as quicklime and cement.   As long as we can maintain our relationship with our current suppliers and are willing to pay the prevailing market price (or higher), we believe that the shortage can be overcome. However, we may choose not to do so in order to protect our margins. Because the implementation of the New Energy Policy is nationwide, we do not believe that sourcing raw materials from outside Pingdingshan would be practicable, in addition to uncertainty with the quality of raw materials from such suppliers and potential harm to our reputation. We expect that the New Energy Policy to have ongoing impact on our business and our industry until China’s pollution can be better controlled.

In late March 2016, the central government of the People’s of Republic of China passed Air Pollution Control Act and enforced Air Pollution Control Action Plan. The province of Henan of the People’s Republic of China implemented “Province of Henan Blue Sky Action Plan” on various industries such as construction materials, coal mining.   Due to this regulation and action plan, Yulong Renewable’s operation and its construction projects have been hindered. The Company has assessed the impact of this new regulations on its financial conditions. See “Item 5- Operating and Financial Review and Prospects and Item 8-Financial Information.”

Regulations on Tax

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the Enterprise Income Tax Law, which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. Under the Enterprise Income Tax Law and the Implementation Rules, unless otherwise specified, foreign invested enterprises and domestic companies are subject to a uniform income tax rate of 25%. In addition, the dividends payable to foreign investors are subject to PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced withholding tax rate. According to the Hong Kong Tax Treaty, a company incorporated in Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary. However, the SAT promulgated Circular 601 and Announcement 30, which provide that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. Therefore, it is unclear at this stage whether the reduced rate of 5% under the Hong Kong Tax Treaty could apply to dividends from Yulong WFOE paid to us through our Hong Kong subsidiary. See “Risk Factors—Risk Factors Related to Regulations Applicable to Us—We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.”

The Enterprise Income Tax Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company or any of our other overseas holding companies in a manner similar to a Chinese enterprise for enterprise income tax purposes. We believe that none of Yulong and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Yulong is not controlled by a PRC enterprise or PRC enterprise group and as such we do not believe that Yulong meets all of the conditions to be deemed a PRC resident enterprise. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. In addition, we are not aware of any offshore holding companies with a similar corporate structure to ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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If the PRC tax authorities determine that our Cayman Islands holding company or any of our other overseas holding companies is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is the possibility of a 10% withholding tax being imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares. See “Risk Factors—Risk Factors Related to Doing Business in China— Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders, and gains recognized by such shareholders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

●	Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules; and

●	Administration Rules on the Settlement, Sale and Payment in Foreign Exchange (1996), or the Administration Rules.

Under the Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of, or registration with, SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from or being registered with SAFE or its local counterpart.

In July 2015, we completed the process to increase the registered capital of Yulong WFOE from $100,000 to $10 million, and have contributed the net proceeds from our initial public offering of our ordinary shares to Yulong WFOE as a capital contribution. As such, the funds are available to support the operations of our consolidated affiliated entities.

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On March 30, 2015, SAFE issued the Circular on the Reform of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system under the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, which has been replaced by SAFE Circular 19, or elect to follow the “conversion-at-will” of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. In addition, foreign-invested enterprises shall not use its capital and RMB obtained from foreign exchange settlement for purposes within the following negative list: (a) directly or indirectly for expenditures outside of its business scope or expenditures prohibited by national laws and regulations; (b) directly or indirectly for investment in securities, except as otherwise prescribed by applicable laws and regulations; (c) directly or indirectly for the disbursing RMB entrusted loans (other than as permitted in its business scope); (d) for repayment of inter-corporate borrowings (including money advanced by third parties) and the repayment of certain RMB bank loans that have been sub-lent to third parties; and (e) for the expenditures related to the purchase of real estate which is not for self-use, unless it is a foreign-invested real estate enterprise.

We expect that if we convert the net proceeds from our initial public offering into RMB pursuant to SAFE Circular 19, our use of RMB funds will be within the approved business scope of our PRC subsidiary. Since Circular 19 was only recently promulgated, however, there are uncertainties on how it will be interpreted and implemented in practice.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

●	the Company Law (2013 Amendment);

●	the Wholly Foreign-Owned Enterprise Law (2000 Amendment); and

●	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001 Amendment).

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

Regulations on Offshore Investment by PRC Residents

On July 14, 2014, SAFE issued the SAFE Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles, or SAFE Circular No. 37. SAFE Circular No. 37 repeals and replaces SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known as SAFE Circular No. 75, which had been the governing rule for nearly a decade.

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Under SAFE Circular No. 37, (a) a PRC citizen who holds a PRC identification card, military identification or armed police identification, and offshore individual who does not have legal PRC identification papers but habitually resides in the PRC for economic interests, who is referred to as a domestic resident individual in SAFE Circular No. 37, can form a special purpose vehicle, or SPV, before registration with the SAFE but shall not make any capital contribution before completing the initial foreign exchange registration; (b) when the domestic resident individual contributes the assets of, or his or her equity interests in, a domestic enterprise into a SPV, or engages in overseas financing after contributing assets or equity interests into the SPV, such domestic resident individual shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (c) when the SPV undergoes a material event outside of China, such as change in share capital, merger or division, the domestic resident individual shall register such change with the local branch of SAFE in a timely manner.

Under SAFE Circular No. 37, failure to comply with the registration procedures above may result in penalties, including imposition of a fine of up to RMB 50,000 against a domestic resident individual. In addition, to the extent that any capital inflow or outflow resulted from such irregularities, SAFE may order rectification of such misconduct (including the return of such amount to China if there is a capital outflow) or impose a fine up to an amount equal to the amount of capital inflow or outflow. In the event of a capital outflow, criminal liability may be imposed if the related violation is severe.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training.

In addition, under the PRC Labor Contract Law, an employee shall be paid severance pay based on the number of years worked with his or her employer at the rate of one month’s wage for each full year worked. Any period of more than six months but less than one year shall be counted as one year. Any period of less than six months shall be paid with half of the monthly wage. If the monthly wage of an employee is three times greater than the average monthly wage of employees as published by the people’s government at the level of municipality directly under the central government or municipality divided into districts where the employer is located, the severance pay rate shall be three times the average monthly wage of employees, provided that no more than 12 years of work shall be paid. The term “monthly wage” shall mean the employee’s average monthly wage for the 12 months prior to the termination or ending of his or her employment contract.

Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

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Regulations on Overseas Listing

In August 2006, six PRC regulatory agencies jointly adopted the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rule. As amended in 2009, this rule requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the Ministry of Commerce, rather than local regulators, for approval. In addition, this regulation requires that an overseas company controlled directly or indirectly by PRC companies or citizens and holding equity interests of PRC domestic companies needs to obtain the approval of the CSRC prior to listing its securities on an overseas stock exchange.

While the application of the M&A Rule remains unclear, based on their understanding of current PRC laws, regulations, and additional procedures announced by the CSRC on September 21, 2006, our PRC counsel has advised us that we are not required to submit an application to the CSRC for its approval of the listing and trading of our ordinary shares on the NASDAQ Capital Market on the basis that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this regulation; and

●	no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation.

If, conversely, it is determined that CSRC approval is required, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval prior to completing our initial public offering in July 2015. These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation into the PRC of the proceeds from our initial public offering, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with our initial public offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.”

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Risk Factors—Risks Related to Doing Business in China—Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

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C. Organizational Structure

Yulong

Yulong is a holding company and was incorporated under the laws of the Cayman Islands on March 10, 2011. In March 2011, Yulong sold and issued 800,000 ordinary shares to its founding shareholder. In May 2011, Yulong sold and issued 360,000 ordinary shares to 10 investors.

Through a corporate restructuring in December 2011, the shareholders of Yulong BVI exchanged all of their outstanding ordinary shares of Yulong BVI for 6,840,000 ordinary shares of Yulong pursuant to the terms and conditions of a share exchange agreement dated December 11, 2011, or the Exchange Agreement. As a result, Yulong acquired all of the equity interests in Yulong BVI and Yulong BVI became a wholly-owned subsidiary of Yulong.

On July 1, 2015, we closed our initial public offering of 2,250,000 ordinary shares at $6.25 per share for gross proceeds of approximately $14 million before deducting underwriting discounts and commissions and offering expenses payable by us.

On November 9, 2017, the Company effected a one-for-five reverse stock split (the “Reverse Stock Split”) of its outstanding ordinary shares. The Company’s ordinary shares will open for trading on the NASDAQ Capital Market on November 9, 2017 on a post-split basis.

The Reverse Stock Split is intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. When the reverse stock split becomes effective, every five (5) shares of ordinary shares will automatically convert into one share of ordinary shares with no change in par value per share. This reduced the number of shares outstanding as of November 9, 2017 from approximately 12,055,324 to approximately 2,411,065. Any fractional shares resulting from the reverse stock split will be rounded up to the next whole share. There is no impact on the actual trading of the Company’s shares. They will continue to trade on the NASDAQ Capital Market without interruption under the symbol YECO. The new CUSIP number for the ordinary shares following the reverse split will be G98847208.

Proportional adjustments has been made to the Company’s outstanding stock options, outstanding warrants and equity-compensation plans. The number of authorized shares of the Company remains unchanged and the reverse stock split does not affect the ordinary shares capital account on our balance sheet.

Yulong BVI

Yulong BVI is a holding company and was incorporated under the laws of the British Virgin Islands, or BVI, on June 15, 2011. The company was established to negate the payment of stamp tax necessary to transfer the shares of Yulong HK. The transfer of shares in a Hong Kong entity incurs a 2% stamp tax pursuant to Hong Kong tax laws, whereas there is no stamp tax payable for transfer of shares in a BVI entity pursuant to BVI tax laws. Mr. Yulong Zhu is the sole director of Yulong BVI. The company currently does not have any employees or officers.

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Yulong HK

Yulong HK is a holding company and was incorporated under the laws of Hong Kong Special Administrative Region, or Hong Kong, on July 21, 2011. The company was established to minimize Chinese withholding tax on dividends. Pursuant to the tax treaty between Hong Kong and China, a withholding tax rate of 5% for distribution of dividends may apply on dividends received by Yulong HK if certain requirements under such tax treaty are met, while the withholding tax rate is 10% for dividends to be received by companies incorporated in most other jurisdictions. Mr. Yulong Zhu is the sole director of Yulong HK. The company currently does not have any employees or officers.

Yulong WFOE

Yulong WFOE is a limited liability company that was formed under the laws of the PRC on September 2, 2011, and controls Yulong Group through a series of contractual arrangements, or the VIE Agreements. Because it is wholly owned by Yulong HK, Yulong WFOE is a wholly foreign owned enterprise, or WFOE, under Chinese law. The approved business scope as set forth in its business license includes construction engineering technology consulting and enterprise management consulting. Other than activities relating to the VIE Agreements, the company has no other separate operations of its own. Mr. Yulong Zhu is the sole director of Yulong WFOE. The company currently does not have any employees or officers.

Although current PRC regulations do not restrict or prohibit foreign investment in domestic companies engaging in businesses such as those of our consolidated affiliated entities, there is substantial uncertainty regarding the interpretation and application of such regulations. For example, we source construction waste for Yulong Renewable’s recycling plant through our exclusive agreement with Pingdingshan Housing and Urban-Rural Development Bureau, or Pingdingshan Development Bureau. While no regulation prohibits foreign investment in Yulong Renewable, in practice, local governments will only enter into such contract if Yulong Renewable remains a domestic company. Ascompl such, Yulong WFOE has entered into the VIE Agreements with Yulong Group and their shareholders. We do not own any equity interests in Yulong Bricks, Yulong Concrete, Yulong Renewable or Yulong Transport, but control and receive the economic benefits of their respective business operations through the VIE Agreements. The VIE Agreements enable us to provide these companies with consulting services on an exclusive basis, in exchange for all of their quarterly profits, if any. In addition, we are able to appoint their senior executives and approve all matters requiring approval of their shareholders. The VIE Agreements are comprised of an Exclusive Consulting and Operating Agreement, Equity Pledge Agreement, Option Agreement and Voting Rights Proxy and Financial Supporting Agreement, and are described in further detail under “Contractual Arrangements” below.

Under current Chinese laws and regulations, we believe that the VIE Agreements are not subject to any government approval. The shareholders of Yulong Group were required to register with SAFE when they established Yulong BVI, and have obtained such SAFE registration in May 2011. They were also required to update such SAFE registration when we issued ordinary shares to them in connection with the Exchange Agreement, although such SAFE update has not been completed as of the date of this Report. These shareholders have also registered their equity pledge arrangement as required under the Equity Pledge Agreement with Yulong WFOE (see “Contractual Arrangements” below).

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Yulong Group

All of our business operations are conducted through our four consolidated affiliated entities, namely, Yulong Concrete which commenced operations in 2004, Yulong Bricks in 2006, Yulong Transport in 2009, and Yulong Renewable in late April 2015. All four companies have subsequently become our consolidated variable interest entities, or VIEs, through the VIE Agreements described below.

Yulong Bricks is a limited liability company established in China, and its business scope includes production and sales of fly-ash bricks and sales of building materials, steel, general merchandise and hardware. As of the date of this Report, Yulong Bricks is 54% held by Mr. Yulong Zhu, and 46% held by Mr. Hu Zhu. The current management members of this company include Mr. Hu Zhu as executive director and general manager, Mr. Lei Zhu as supervisory director.

Yulong Concrete is a limited liability company established in China, and its approved business scope includes production and sales of ready-mixed concrete. As of the date of this Report, Yulong Concrete is 80% held by Ms. Liping Zhai, and 20% held by Mr. Dangwei Wang, both of whom are cousins of our founder. The current management members of this company include Mr. Yulong Zhu as president, Ms. Zhai as executive director, Mr. Wang as supervisory director, Mr. Ya Zhou as plant manager, Mr. Guangjian Zhu as purchase manager, Mr. Xixin Zhang as production manager, and Mr. Yaofeng Ren as quality control manager.

Yulong Renewable is a limited liability company established in China, and its business scope includes the production and sales of bricks, road curb bricks, running track bricks, water permeable bricks; the recycling of waste resources and metals (unless prohibited by the state); the transportation for general goods; clean-up and transportation of construction waste within planning areas; and housing demolition (excluding explosion). As of the date of this Report, Yulong Renewable is 68.3% held by our founder, and 31.7% held by Mr. Wei Yi. The current management members of this company include Mr. Yulong Zhu as president and general manager, and Mr. Wei Yi as supervisory director.

On October 30, 2015, Pingdingshan Xulong Renewable Resource Co., Ltd. Shangqiu Branch was established and incorporated in the People’s Republic of China. The entity is wholly owned by Pingdingshan Xulong Renewable Resource Co., Ltd. (“Yulong Renewable”) and engages in construction waste hauling and processing for the city center in Shangqiu district.

In late March 2016, the central government of the People’s of Republic of China passed Air Pollution Control Act and enforced Air Pollution Control Action Plan. The province of Henan of People’s Republic of China implemented “Province of Henan Blue Sky Action Plan” on various industries such as construction materials, coal mining. Due to this regulation and action plan, Yulong Renewable’s operation and its construction projects have been hindered. The Company has assessed the impact of this new regulations on its financial conditions. See “Item 5- Operating and Financial review and Prospects and Item 8-Financial Information.”

Yulong Transport is a limited liability company established in China, and its business scope includes leasing and maintenance of mechanical equipment; general cargo transport; and special transport of goods (canned). As of the date of this Report, Yulong Transport is 60% held by Mr. Aimin Shi, our founder’s uncle, and 40% held by Ms. Liping Zhai. The current management members of this company include Mr. Shi as executive director, and Ms. Zhai as supervisory director.

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Since inception, all four companies have been solely capitalized by our founder, with the other shareholders holding their respective equity interests on behalf of our founder. Our founder believes that such arrangements are necessary to retain some measure of privacy locally. The other shareholders disclaim all of the rights and obligations associated with their equity interests, which rights and obligations are borne solely by our founder. Additionally, the other shareholders may not transfer their equity interests without our founder’s written consent. These arrangements are established through a Silent Shareholder Investment Agreement, or Investment Agreement, between our founder and the other shareholders. The Investment Agreement was entered into in July 2009 with respect to Yulong Transport, in September 2012 with respect to Yulong Concrete, in March 2013 with respect to Yulong Bricks, and in August 2013 with respect to Yulong Renewable. As its purpose is to govern the relationships between our founder and other shareholders of our consolidated affiliated entities, the Investment Agreement will have no effect on the rights of our shareholders, including rights to the revenue generated by our consolidated affiliated entities or interests in their assets. Such rights and interests will instead be dependent entirely on the contractual arrangements through which we control our consolidated affiliated entities, and the exercise and enforcement of our rights under such contractual arrangements (see “Contractual Arrangements” below). Except through such exercise and enforcement, neither we nor you have any other right to the revenue or assets of our consolidated affiliated entities, since we do not have any ownership of them. However, reliance on the contractual arrangements may not always be effective. See “Risk Factors–Risks Related to Our Corporate Structure–Our contractual arrangements with our consolidated affiliated entities may not be as effective in providing operational control as direct ownership.” In addition, because the contractual arrangements are governed by Chinese laws, enforcement of our rights may be uncertain. See “Risk Factors–Risks Related to Doing Business in China–Uncertainties with respect to the PRC legal system could adversely affect us.”

The following diagram illustrates our corporate structure as of the date of this filing:

(1)	Silent shareholder investment agreement
(2)	Exclusive consulting and operating agreement
(3)	Equity pledge agreement
(4)	Option agreement
(5)	Voting rights proxy agreement

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Contractual Arrangements

While we do not have any equity interest in our consolidated affiliated entities, we have been and are expected to continue to be dependent on them to operate our business as long as there is uncertainty in the interpretation and application by local governments of regulations concerning foreign investments in companies such as our consolidated affiliated entities. We rely on our consolidated affiliated entities to maintain or renew their respective qualifications, licenses or permits necessary for our business in China. We believe that under the VIE Agreements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. While we currently do not anticipate any changes to PRC laws in the near future that may impact our ability to carry out our business in China, no assurances can be made in this regard. See “Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the VIE Agreements among Yulong WFOE, the four Yulong Group companies, and their shareholders.

Exclusive Consulting Services and Operating Agreements. Pursuant to exclusive consulting services and operating agreements among Yulong WFOE, Yulong Group companies and their shareholders:

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●	Yulong WFOE has the exclusive right to provide consulting services relating to, among other things, general business operation, human resources and business development, to each Yulong Group company.

●	Yulong WFOE exclusively owns all intellectual property rights resulting from the performance of this agreement.

●	Without Yulong WFOE’s prior written consent, each Yulong Group company shall not conduct any transaction that may materially affects its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, (iv) issuance, purchase or redemption of its equity or debt securities, (v) winding up, liquidation or dissolution, (vi) declaration or payment of dividend, or return of capital, (vii) loans or investments other than in the ordinary course of business, (viii) transactions with affiliates, (ix) amendment or modification of its charter documents, (x) engagement in activities outside the scope of its business license, and (xi) transfer of any rights or obligations under this agreements to a third party.

●	Each Yulong Group company agrees to follow the proposal provided by Yulong WFOE from time to time relating to employment, daily operation and financial management.

●	Each Yulong Group company shall appoint the candidates designated by Yulong WFOE as its general manager, chief financial officer and any other senior officers.

●	At its discretion, Yulong WFOE may guaranty the performance by a Yulong Group company of such company’s obligations under any agreement with a third party.

●	Each Yulong Group company agrees to pay a service fee in an amount equal to its net profit each fiscal quarter to Yulong WFOE, payable upon request in RMB and without setoff into an account specified by Yulong WFOE.

●	Yulong WFOE shall not be entitled to a service fee from a Yulong Group company for any fiscal quarter in which such company has net loss, and shall absorb such loss as well as pay an amount equal to such loss to such company upon request, although Yulong WFOE currently does not maintain any funds to make such payment.

●	The term of this agreement shall continue unless all parties thereto agree its termination.

Equity Pledge Agreements. Pursuant to equity pledge agreements between Yulong WFOE and each of the Yulong Group shareholders:

●	The shareholders have pledged all of their equity interests in Yulong Group companies to Yulong WFOE, to guarantee each Yulong Group company’s performance of its obligations under the exclusive consulting services and operating agreement.

●	If a Yulong Group company breaches its contractual obligations under the aforesaid agreement, Yulong WFOE, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of such Yulong Group company in accordance with legal procedures.

●	Without Yulong WFOE’s prior written consent, the shareholders shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Yulong WFOE’s interests.

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●	While this agreement is in effect (see below), Yulong WFOE is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests, whether or not there has been a default under this agreement.

●	The equity interest pledge has been registered with the competent local branch of the State Administration of Industry and Commerce or SAIC, and, with respect to each Yulong Group company, expires on the earlier of: (i) two years from the date on which such Yulong Group company has fully performed its obligations under the exclusive consulting services and operating agreement; or (ii) the completion of the transfer of all equity interests of such Yulong Group company by its shareholders to another individual or legal entity designated by Yulong WFOE pursuant to the option agreement, and no equity interest of such Yulong Group company is held by such shareholders.

Option Agreements. Pursuant to option agreements between Yulong WFOE and each of the Yulong Group shareholders:

●	The shareholders have granted Yulong WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Yulong Group companies, at the lowest price then permitted by PRC law. Proceeds from exercise of the option will ultimately be received by our founder pursuant to the Investment Agreement.

●	Yulong WFOE has sole discretion as to when to exercise such options, either in part or in full, and is entitled to exercise the options for unlimited times until all of the equity interests of Yulong Group companies have been acquired, and can freely transfer the options, in whole or in part, to any third party. Equity interests purchased by such third party would be held by such third party.

●	Without Yulong WFOE’s consent, the shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in Yulong Group companies in any way.

●	This agreement will remain in full force and effect until the earlier of: (i) the date on which the option has been exercised in full, or (ii) termination by Yulong WFOE. The key factor for our decision to exercise the option is whether the current interpretation and practice by the local governments with respect to foreign investment in domestic companies such as our consolidated affiliated entities will be relaxed in the future, which we cannot predict. If such restrictions are relaxed, we will, through Yulong WFOE, exercise the option and purchase all or part of the equity interests in Yulong Group companies.

Voting Rights Proxy and Financial Supporting Agreements. Pursuant to voting rights proxy and financial supporting agreements between Yulong WFOE and each of the Yulong Group shareholders:

●	The shareholders irrevocably grant their rights to vote and attend shareholder meetings to Yulong WFOE or its designee.

●	In consideration for the rights granted by the shareholders, Yulong WFOE agrees to arrange for funding necessary to operate the businesses of Yulong Group companies, which do not need to be repaid if such businesses fail.

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●	This agreement will remain in full force and effect until the earlier of: (i) the date on which the option under the option agreement has been exercised in full, or (ii) termination by Yulong WFOE.

In the opinion of our PRC legal counsel:

●	the corporate structure of Yulong WFOE and Yulong Group companies in China comply with all existing PRC laws and regulations;

●	the VIE Agreements are valid, binding and enforceable under PRC law, and will not result in any violation of PRC laws or regulations currently in effect; and

●	Each of Yulong WFOE and Yulong Group companies has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. Each such business license is in full force and effect. Each of Yulong WFOE and Yulong Group companies is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC counsel’s knowledge after due inquiries, none of Yulong WFOE, Yulong Group companies or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the foregoing agreements that establish the structure for operating our PRC business do not comply with applicable PRC regulations, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with our consolidated affiliated entities may not be as effective in providing operational control as direct ownership.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D. Property, Plant and Equipment

The following table lists our current facilities, all of which are in Pingdingshan, Henan Province:

Location	Usage	Space (in square meters)
The Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua District (1)	Headquarters/fly-ash brick plant/fly-ash and coal storage facilities	37,333

North of Gaozhuang Village, Jiaodian Town, Xinhua District (3)	Concrete plant/mixer truck parking and loading yard	13,766

Southeast of Twelvth Mine Road, Lvzhuang Village, Donggongren Town, Weidong District (5	Construction waste recycling plant/brick production plant/research and development center/office building (6)	37,407

(1)	Pursuant to a land compensation agreement dated January 15, 2007, the Villagers Committee of Xiwuzhuang Village agreed to sell the underlying land use rights to Yulong Bricks for $1.7 million (RMB 11.2 million). As of the date of this Report, we have paid in full but have not completed the transfer registration. In February 2014, we entered into a supplemental land compensation/lease agreement with the Villagers Committee, which allows our purchase price to be accounted as lease expenses over 50 years (expiring December 2058) for $2,740 (RMB 18,666) per month, until we can complete the transfer registration.

(2)	Our headquarters occupy an onsite office building with approximately 1,800 square meters of workspace. Our fly-ash brick plant occupies an onsite factory building with approximately 6,000 square meters of workspace. We also have an employee dormitory and cafeteria onsite, as well as space to store raw materials and stage finished products.

(3)	Committee of Gaozhuang Village agreed to sell the underlying land use rights to Yulong Concrete for $0.7 million (RMB 4.6 million). As of the date of this Report, we have paid in full but have not completed the transfer registration. In February 2014, we entered into a supplemental land compensation/lease agreement with the Villagers Committee, which allows our purchase price to be accounted as lease expenses over 50 years (expiring December 2058) for $1,125 (RMB 7,666) per month, until we can complete the transfer registration.

(4)	Our concrete plant occupies an onsite factory building with approximately 610 square meters of workspace.

(5)	Pursuant to a land compensation agreement dated June 6, 2012, the Villagers Committee of Lvzhuang Village agreed to sell the underlying land use rights to Yulong Renewable for $2.1 million (RMB 14.6 million). As of the date of this Report, we have paid approximately $256,000 (RMB 1.7 million) and have not begun the transfer registration, and will not do so until after full payment of our purchase consideration. In September 2015, we entered into a supplemental land compensation/lease agreement with the Villagers Committee, which allows our purchase price to be accounted as lease expenses over 50 years (expiring April 2055) for $3,569 (RMB 24,314) per month, until we can complete the transfer registration.

(6)	We completed the research and development (“R&D”) center, employee dormitory, as well as our office building in April 2015. We are currently renovating the R&D center and office building, and such work is expected to finish by the end of June 2018. Once completed, the office building will serve as our new headquarters.

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(7)	We entered into an agreement with Henan Sanjian Construction Group in February 2016 for a project of construction of a solid waste resource utilization center in Zhengzhou. The project was commenced in March 2016. The project has been placed on hold since August 2016.

In late March 2016, the central government of the People’s of Republic of China passed Air Pollution Control Act and enforced Air Pollution Control Action Plan. The province of Henan of the People’s Republic of China implemented “Province of Henan Blue Sky Action Plan” on various industries such as construction materials, coal mining. Due to the regulations and Blue Sky Action Plan, Yulong Renewable is required to comply with new environmental regulations and its construction projects have been idled since August 2016.

We believe that these facilities are adequate for our current needs.

ITEM 6: UNRESOLVED STAFF COMMENTS

None.

ITEM 7: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included in this Annual Report beginning on page F-1. The consolidated financial statements have been prepared in accordance with U.S. GAAP. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties.

A. Operating Results

The tables in the following discussion summarize our consolidated statements of operations for the periods by amount and as a percentage of our total net revenue. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

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YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2016

	December 31,	December 31,
	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,386,673	$3,347,765
Restricted cash
Account receivable, net	1,031,718	951,804
Deposits and other receivables	4,017,721	1,364,078
Inventories	125,265	261,198
Internal Transfer	38,378,849	44,167,561
Prepaid expenses	108,613	33,847
Total current assets	52,048,839	50,126,251

PLANT AND EQUIPMENT, net	5,048,558	5,932,209

OTHER ASSETS
Construction in progress, net	108,193	96,057
Other receivable, non-current
Prepayments, net
Prepaid expense, non-current
Intangible assets, net	1,748,258	1,824,476
Deferred tax assets - non current
Long-term deposit
Total other assets	1,856,450	1,920,533
Total assets	$58,953,848	$57,978,993
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loan- bank	$6,468,883	$6,107,091
Accounts payables, trade	1,661,641	428,756
Other payables and accrued liabilities	1,441,002	1,528,132
Other payables- related parties
Customer deposits
Tax payable	80,805	61,917
Capital lease obligation-current portion
Dividends payable	7,067,149	7,067,149
Warrant liabilities
Total current liabilities	16,719,480	15,193,044

LONG TERM LIABILITIES
Capital lease obligation-net of current portion	-	-
Total long term liabilities
Total liabilities	16,719,480	15,193,044
COMMITMENTS AND LIABILIRUES
EQUITY
Ordinary shares, $0.00625 par value, 100,000,000 shares authorized, 2,411,070 and 2,399,435 shares issued and outstanding, respectively *	8,684,515	8,684,515
Subscription receivable
Additional paid-in capital	15,266,405	15,721,433
Statutory reserves
Stock to be issued
Retained earnings	18,283,448	18,380,001
Accumulated other comprehensive income
Total Yulong Eco-Materials Limited’s equity	42,234,368	42,785,949
Total liabilities and equity	$58,953,848	$57,978,993

* All shares outstanding for all periods have been retroactively restated to reflect the Company’s 1-for-5 reverse stock split, which was effective on November 9, 2017.

See accompanying notes to the consolidated financial statements.

65

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

For the Years Ended December 31, 2017

For the Year Ended December
2017
REVENUES
Bricks	$3,709,956
Concrete	5,540,411
Recycling	223,882
TOTAL REVENUES	9,474,250

COST OF REVENUES
Bricks	2,820,877
Concrete	5,114,615
Recycling	0
TOTAL COST OF REVENUES	7,935,492

GROSS PROFIT	1,538,757

OPERATING EXPENSES:
Selling	624,677
General and administrative	759,223
Impairment loss- fixed assets & CIP
Impairment loss- intangible assets

Total operating expenses	1,383,900

(LOSS) INCOME FROM OPRATIONS	154,857

OTHER INCOME (EXPENSE), net
Bank charges
Interest income
Interest expense	(576,384)
Other finance expense
Exchange gain/(loss)
Change in fair value of warrant liabilities
Other income/(expense), net	(102,461)
Penalty
Total other expense, net	(678,844)

(LOSS) INCOME BEFORE INCOME TAXES	(523,987)

PROVISION FOR INCOME TAXES	27,594

NET (LOSS) INCOME	(551,581)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments
COMPREHENSIVE (LOSS) INCOME	$

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted*	2,409,631

(LOSS) EARNINGS PER SHARE
Basic and diluted*	$(3.08)

*All shares outstanding for all periods have been retroactively restated to reflect the Company’s 1-for-5 reverse stock split, which was effective on November 9, 2017.

See accompanying notes to the consolidated financial statements.

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YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended June 30, 2017, 2016 and 2015

	Ordinary shares	Subscription
	Shares*	Par Value
BALANCE, July 1, 2014	1,600,000	$1,600,000
Net income
Appropriation of statutory reserve	-	-
Foreign currency translation adjustments	-	-
BALANCE, June 30, 2015	1,600,000	$1,600,000
Issuance of shares for cash	450,000	450,000
Stock based compensation expenses	30,729	30,729
Convertible to ordinary shares	318,708	318,708
Allocation to warrant liabilities	-	-
Net loss	-	-
Appropriation of statutory reserve	-	-
Foreign currency translation adjustments	-	-
BALANCE, June 30, 2016	2,399,437	$2,399,437
Issuance of shares for cash
Stock based compensation expenses	11,628	11,628
Convertible to ordinary shares
Allocation to warrant liabilities
Net income/(loss) for the year
Appropriation of statutory reserve
Foreign currency translation adjustments
BALANCE, June 30, 2017	2,411,070	$2,411,070

*All shares outstanding for all periods have been retroactively restated to reflect the Company’s 1-for-5 reverse stock split, which was effective on November 9, 2017.

See accompanying notes to the consolidated financial statements.

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YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2017

For the Year Ended
December 31
2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(551,581)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	632,319
Amortization	54,678
Deferred tax benefit	225,581
Change in fair value of warrant liabilities	(62,905)
Stock based compensation expenses	162,363
Allowance for doubtful accounts	1,995,887
Reserve for prepayments	-
Impairment loss on fixed assets & CIP	1,914,100
Impairment loss on intangible assets	-
Change in operating assets and liabilities
Accounts receivable	(1,350,912)
Restricted cash	-
Deposits and other receivables	(184,053)
Inventories	147,658
Advances to suppliers	43,984
Prepaid expense	24,378
Accounts payable, trade	623,805
Other payables and accrued liabilities	2,984,195
Customer deposits	1,919,003
Taxes payable	(150,665)
Net cash provided by operating activities	1,549,836

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for equipment and construction in progress	(1,923,083)
Proceeds from disposal of equipment	-
Prepayments for construction-in-progress	(5,871)
Repayments from related parties	-
Payment for land use rights	-
Net cash (used in) investing activities	(1,928,954)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans – bank	-
Payments of short-term loan – bank	(17,478)
Proceeds from (payments to) related parties	(433,168)
Principal payments on capital lease obligations	-
Proceeds from issuance of IPO shares, net	-
Net cash provided by (used in) financing activities	(450,646)

EFFECT OF EXCHANGE RATE ON CASH	(90,868)

CHANGES IN CASH AND CASH EQUIVALENTS	(920,632)

CASH AND CASH EQUIVALENTS, beginning of year	2,734,540

CASH AND CASH EQUIVALENTS, end of year	$1,813,908

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$547,059
Cash paid for interest	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reclassification of construction-in-progress from prepayments-construction	$-
Additions to fixed assets and construction-in-progress through other payables	$-
Acquisition of machinery, equipment and intangible asset by capital leases	$-
Repayments from related parties offset with other payable-related parties	$-
Reclassification of intangible assets from prepayment-land use rights	$-
Conversion of shareholders’ debt to 1,593,538 ordinary shares	$-
Issuance of ordinary shares for deferred compensation	$37,500
Valuation of 112,500 warrants allocated to warrant liabilities from additional paid-in capital	$-
Reclassification of payables for litigations from other payables - related parties	$-
Other receivable-related parties offset with other payable-related parties	$(463,749)

See accompanying notes to the consolidated financial statements.

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ITEM 8: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Management

The Board of Directors oversees our management and our business affairs in order to ensure that our stockholder’s interests are best served. Our Board does not involve itself in our day-to-day operations. It establishes with management the objectives and strategies to be implemented and monitors management’s general performance and conduct.

Directors and Executive Officers

The following table includes the names, positions held, and ages of our current executive officers and directors as of June 30, 2017:

Name	Age	Position	Held Position Since
Yulong Zhu	45	Chairman of the Board of Directors, Chief Executive Officer	March 2011
Shuai Wang (1)	31	Chief Financial Officer	August 25, 2017
Junfeng Ma (2)	42	Director	February 2017
Yang Li (3)	30	Director	February 2017
Wenge Du	49	Director	October 2015
Qingsheng Liu (4)	61	Director	February 2017
Qiang Liu	48	Director	December 2015

(1)	Mr. Wu resigned as Chief Financial Officer of the Company on August 25, 2017 and was replaced by Shuai Wang.
(2)	Ms. Wu resigned as a director of the Company on February 11, 2017 and was replaced by Ms. Junfeng Ma.
(3)	Mr. Harlan resigned as a director of the Company on February 11, 2017 and was replaced by Ms. Yang Li.
(4)	Mr. Liu resigned as a director of the Company on February 11, 2017 and was replaced by Mr. Qingsheng Liu.

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Yulong Zhu, 45, is our founder and has been the president of Yulong Bricks, Yulong Concrete and Yulong Renewable since their inceptions. In addition, he is the sole director of each of our subsidiaries. Mr. Zhu is actively involved in government/quasi-government and business/civic organizations at both the provincial and municipal levels. He has been a member of Henan Province Youth League Union since 2007, and was promoted to a standing member in 2013. He is also the vice president of the Middle and Small Entrepreneurs Union of Pingdingshan, Xinhua Area since 2009, and secretary of the Chinese Association of Comprehensive Resource Utilization since 2011. Mr. Zhu is a member of the Pingdingshan branch of the National People’s Congress, including as a member of the standing committee’s law committee. He has been a PhD candidate in economics at Sichuan University since 2011, and is the president of the Song Chamber of Commerce, a local business association since September 2013. In addition to being our founder, we determined that Mr. Zhu’s active involvements with and contacts within the local government and industry Norganizations qualify him to be a member of our board of directors.

Shuai Wang, 31, has served as the executive assistant of the CEO of the Company from November 2013 to August 2017. From April 2011 to October 2013, Mr. Wang served as the assistant general manager of Henen Jianyida Industrial Limited. Mr. Wang obtained bachelor degree in Economics from China Youth University of Political Studies in 2009.

Junfeng Ma, 42, was appointed as a member of Yulong’s board of directors on February 11, 2017. Ms. Ma has been the Vice President of Henan Zhonglian Accounting Firm since January of 2017. Ms. Ma is currently leading large audit projects such as those for the Zhengzhou Pediatric Hospital Center and Luoyang Joint Disease Hospital. From November 2012 to December 2016, Ms. Ma worked for the Zhengzhou Municipal Branch of Ping An Bank for which Ms. Ma served as client manager, small business department chair and also branch president. From January 2000 to October 2012, Ms. Ma served as an auditor for Da Hua CPAs’s Henan provincial branch. Ms. Ma participated in the audit of more than 100 companies, including Henan Sinian Group, Datang Power Group and Aluminum Corporation of China. Ms. Ma obtained her bachelor degree from Henan University in 1996. She is a certified public accountant and valuation appraiser in China. We believe that Ms. Ma’s accounting experience qualifies her to be a member of our board of directors.

Yang Li, 30, was appointed as a member of Yulong’s board of directors on February 11, 2017. Since February 2012, Ms. Li has been the General Manager of Henan Yuliang Hotel, managing the general operation of the hotel. From October 2010 to January 2012, Ms. Li worked for Star Cruises Limited, a Singaporean cruise line, as client manager, primarily responsible for the relationship management of VIP clients for the Japan-Taiwan cruise lines. Ms. Li is currently an EMBA candidate at the Zhengzhou University and obtained her bachelor degree from Henan University in 2012. We believe that Ms. Li’s business experience and communication skills qualifies her to be a member of our board of directors.

Wenge Du, 49, was appointed as a member of the Yulong’s board of directors in October 2015. Ms. Du is currently the Administrative Manager for Singapore Liang & Dong Pte. Ltd., an import-export company, for which she handles business communications and business relations for the company with corresponding Chinese business partners. From October 2006 to October 2013, Ms. Du was a Project Manager for Henan Jiangshan Land Development Ltd., for which she managed and developed overseas hotel and farmland investment projects. From February 2003 to October 2006, Ms. Du was a Marketing Manager for Rich Mark Development (Group) Pty Ltd., an Australian company engaged mainly in the mineral ores business, including exports of iron ores to businesses in Henan Province. Ms. Du graduated in 1991 with Bachelor’s Degree in Engineering from the Zhengzhou Institute of Light Industry and completed a training course in international economics and trade at the Henan Institute of Finance and Economics in January 2000. We believe that Ms. Du’s project development, business communications and business marketing experience as well as her engineering background qualifies her to be a member of our board of directors.

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Qingsheng Liu, 61, accepted his appointment as a director for the Company effective on February 11, 2017. Mr. Liu has served as the Deputy Commissioner of Henan Provincial Human Resource and Environment Bureau since November 2009. In this capacity, Mr. Liu is responsible for research relating to policy issues involving population growth, environmental protection and resource allocation. Mr. Liu obtained his bachelor degree in foreign language from Zhengzhou University in 1984.

Qiang Liu, 48, was appointed as a member of Yulong’s board of directors in December 2015. Mr. Qiang Liu was born on August 21, 1969, and now he lives in Beijing. Mr. Liu graduated from China School of Journalism in 1993, and graduated from The Party School of CPC, majoring in science of law. He is a member of CPC. Now, Mr. Liu serves as secretary-general of the board of China Construction News, and he also serves as the director of reporter station of Henan branch of China Construction News. We believe that Mr. Liu’s familiarity with and standing with the government and within the local construction industry as a result of his work with the China Construction News qualifies him to be a member of our board of directors.

The business address of our directors and executive officers is Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua area, Pingdingshan, Henan Province, People’s Republic of China.

ITEM 9: COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table provides disclosure concerning all compensation paid for services to Yulong Group companies in all capacities for our fiscal years ended June 30, 2016, 2017 and 2018, provided by (i) each person serving as our principal executive officer, or PEO, (ii) each person serving as our principal financial officer, or PFO, and (iii) our two most highly compensated executive officers other than our PEO and PFO whose total compensation exceeded $100,000 (collectively with the PEO, referred to as the “named executive officers” in this “Executive Compensation ” section).

Executive Compensation

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Compensation			Total
Yulong Zhu (CEO) (1)	2015	-	-	-	-	$-	$-
	2016	$300,000	-	-	-	-	$300,000
	2017	$300,000					$300,000
	2018	$0

Zan Wu (CFO) (2)	2015	$97,740	-	-	-	$-	$97,740
	2016	$180,000	-	$125,000	-	-	$305,000
	2017	$180,000		$125,000			$305,000

Shuai Wang (CFO)	2015	-	-	-	-	$-	$-
	2016	-	-	-	-	$-	$-
	2017	-	-	-	-	$-	$-
	2018	$0

(1)	Mr. Zhu did not receive any compensation from us or any of our subsidiaries or consolidated affiliated entities for the fiscal year ended June 30, 2015.
(2)	Mr. Wu resigned his position of CFO on August 25, 2017 and was replaced by Mr. Shuai Wang.

Director Compensation

The following table provides compensation information for our directors during the fiscal year ended June 30, 2017:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Yulong Zhu(1)	$-	$-	$-	-	-		-
Junfei Ma(2)	$-	$-	$-	-	-		-
Yang Li(3)	$-	$-	$-	-	-		-
Wenge Du(4)	$-	$-	$-	-	-		-
Qingsheng Liu(5)	$-	$-	$-	-	-		-
Qiang Liu(6)	$-	$-	$-	-	-		-

1.	Mr. Zhu’s compensation is reflected in the Summary Compensation Table for our executive officers above.
2.	Ms. Ma was appointed as a director of the Company on February 21, 2017 and did not receive annual compensation.
3.	Mr. Li was appointed as a director of the Company on February 21, 2017 and did not receive annual compensation.
4.	Ms. Du was appointed as a director of the Company in October 2015 and did not receive any compensation from us or any of our subsidiaries or consolidated affiliated entities.
5.	Mr. Liu was appointed as a director of the Company on February 21, 2017 and did not receive annual compensation.
6.	Mr. Liu was appointed as a director of the Company in December 2015 and did not receive any compensation from us or any of our subsidiaries or consolidated affiliated entities.

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Grants of Plan Based Awards in the Fiscal Year Ended June 30, 2017

As of this annual report, we currently have a 2015 equity incentive plan pursuant to which no shares were authorized.

Outstanding Equity Awards at Fiscal Year-End

No individual grants of stock options or other equity incentive awards have been made to our officers and directors for the fiscal year ended June 30, 2017.

ITEM 10: BOARD PRACTICES

Director Independence

The rules of the NASDAQ Stock Market LLC, or NASDAQ, generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the completion of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and governance committees be independent.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has affirmatively determined that none of our non-employee directors, namely Junfeng Ma, Yang Li, Wenge Du, Qingsheng Liu and Qiang Liu, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of them is “independent” as that term is defined under the rules of the NASDAQ.

Meetings of the Board

During the fiscal year ended June 30, 2017, the Board met three times and took action by unanimous written consent three times.

Our Articles provide that our board of directors will consist of not less than two directors. At each annual general meeting, one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation except that the chairman of the board and/or the managing director of our company shall not be required to retire whilst holding such office nor be taken into account in determining the number of directors to retire in each year. A director who is appointed by the board must retire at our next annual general meeting of the shareholders following his or her appointment. A retiring director is eligible for re-election.

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Board Composition

Our business and affairs are managed under the direction of our Board. Subject to any rights applicable to any then outstanding preferred shares, our board of directors will consist of a number of directors to be fixed from time to time by special resolution adopted by the affirmative vote of 66 2/3% of the Ordinary Shares entitled to vote that are present in person or represented by proxy at a duly notice general shareholders’ meeting at which a proper quorum is present. Our Board currently consists of six (6) members. The directors will stand for election every year at our annual general meeting of shareholders.

Board Committees

As of June 30, 2017, our Board has three committees: the Compensation Committee, the Nominations Committee and the Audit Committee. The Board has determined that each current member of each committee meets the applicable SEC and NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company. Below is a description of each Board committee as it is presently constituted.

Compensation Committee

Our Compensation Committee consists of Yang Li, Qiang Liu and Junfeng Ma. Mr. Harlan was the chairperson of our Compensation Committee. Effective February 11, 2017, Mr. Harlan and Ms. Wu were replaced by Ms. Yang Li and Ms. Junfeng Ma, respectively. Ms. Li became the chairperson of our Compensation Committee.

The Compensation Committee operates under a written charter, a copy of which is available on our website at http://www.yulongecomaterials.com under the tabs “Investor Relations” – “Corporate Governance” – “Nominations Committee Charter.” The Compensation Committee is responsible for, among other things:

●	reviewing and approving our overall compensation policies;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors and determining our chief executive officer’s compensation level based on this evaluation;

●	determining the compensation level of our other executive officers;

●	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

●	administering our equity-based compensation plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

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Nominations Committee

Our Nominations Committee consists of Qiang Liu, Qingsheng Liu and Wenge Du. Mr. Qiang Liu is the chairperson of our Nominations Committee. Effective February 11, 2017, Mr. Guosheng Liu and Ms. Alice Wu were replaced by Mr. Qingsheng Liu and Ms. Wenge Du, respectively. Mr. Qingsheng Liu became the chairperson of our Nominations Committee. The Nominations Committee operated under a written charter, a copy of which is available on our website at http://www.yulongecomaterials.com under the tabs “Investor” – “Corporate Governance” – “Nominations Committee Charter.” Our Board has affirmatively determined that each member of our nominations committee meets the definition of an “independent director” under the NASDAQ listing rules. The nominations committee is responsible for, among other things:

●	seeking and evaluating qualified individuals to become new directors as needed;

●	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service;

●	evaluating the nature, structure and composition of other Board committees; and

●	advising the Board on corporate governance principles and practices applicable to the Company.

The Nominations Committee is responsible for reviewing the criteria for the selection of new directors to serve on the Board and reviewing and making recommendations regarding the composition and size of the Board. When our Board decides to seek a new member, whether to fill a vacancy or otherwise, the Nominations Committee will consider recommendations from other directors, management and others, including shareholders. In general, the Nominations Committee looks for directors possessing superior business judgment and integrity who have distinguished themselves in their chosen fields and who have knowledge or experience in the areas of building products manufacturing, construction waste recycling or other aspects of the Company’s business, operations or activities. In selecting director candidates, the Nominations Committee also considers the interplay of the candidate’s experience with the experience of the other Board members.

The Nominations will consider, for director nominees, persons recommended by shareholders, who may submit recommendations to the Nominations Committee in care of the Company’s Secretary, at Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua Area, Pingdingshan, Henan Province, People’s Republic of China. To be considered by the Nominations Committee, such recommendations must be accompanied by a description of the qualifications of the proposed candidate and a written statement from the proposed candidate that he or she is willing to be nominated and desires to serve if elected. Nominees for director who are recommended by shareholders to the Nominations Committee will be evaluated in the same manner as any other nominee for director.

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Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is an officer or employee of our company, nor have they ever been an officer or employee of our Company. None of the executive officers of our Company has served on the Compensation Committee, or any other committee serving an equivalent function, of any entity that has one or more executive officers serving as members of our Board or our Compensation Committee.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company’s corporate accounting and financial reporting processes and audits of its financial statements. The Audit Committee operates under a written charter, a copy of which is available on our website at http://www.yulongeco.com under the tabs “Investor Relations” – “Corporate Governance” – “Audit Committee Charter”, and was composed of our three (3) independent directors, Junfeng Ma, Yang Li and Qingsheng Liu. Effective February 11, 2017, Ms. Alice Wu and Mr. Michael Harlan and Mr. Guosheng Liu were replaced by Ms. Junfeng Ma, Ms. Yang Li and Ms. Wengu Du, respectively.

Our Board has determined, based on information furnished by Ms. Wu and Ms. Ma and other available information, that Ms. Wu and Ms. Ma meet the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Securities Act and the Exchange Act, and has accordingly designated them as such. Our Board also appointed Ms. Wu the chairperson of the Audit Committee. Effective February 11, 2017, our board appointed Ms. Ma the interim chairperson of the Audit Committee.

Our Audit Committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

Employment Agreements

As of this annual report, we have entered into an employment agreement dated January 27, 2015 with our chief executive officer, Yulong Zhu, an employment agreement dated July 28, 2014; with our chief financial officer, Shuai Wang, dated August 25, 2017.

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Duties of Directors

Under Cayman Islands laws, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should read “Information - Differences in Corporate Law” for a more complete discussion of these matters.

Terms of Directors and Officers

The Directors shall hold and continue in office until they are removed from office under the terms of these Articles or until they resign. The Company may, by Ordinary Resolution, appoint any person to be a Director, remove any Director and/or appoint another person in his stead. The Directors shall have the power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors (exclusive ●   selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

Employment Agreements

As of this annual report, we have entered into an employment agreement dated January 27, 2015 with our chief executive officer, Yulong Zhu, an employment agreement dated July 28, 2014; with our chief financial officer, Shuai Wang, dated August 25, 2017.

Duties of Directors

Under Cayman Islands laws, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should read “Information - Differences in Corporate Law” for a more complete discussion of these matters.

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Terms of Directors and Officers

The Directors shall hold and continue in office until they are removed from office under the terms of these Articles or until they resign. The Company may, by Ordinary Resolution, appoint any person to be a Director, remove any Director and/or appoint another person in his stead. The Directors shall have the power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

ITEM 11: EMPLOYEES

We had 284 full-time employees for all of our business operations combined as of June 30, 2017.

Yulong Bricks had 88 employees as of such date, categorized by function as follows:

Function	Number of employees
Administrative	12
Accounting	2
Plant operations	1
Hauling operations	67
Purchasing/Sales	6
Total	88

Yulong Concrete had 59 employees as of such date, categorized by function as follows

Function	Number of employees
Administrative	7
Accounting	2
Plant operations	1
Hauling operations	34
Purchasing/Sales	15
Total	59

Yulong Transport had 34 employees as of such date, all of whom are under hauling operations.

Yulong Renewable had 103 employees as of such date, categorized by function as follows:

Function	Number of employees
Administrative	10
Accounting	4
Plant operations	2
Hauling operations	86
Purchasing/Sales	1
Total	103

Since our inception, we have not experienced any strikes or other disruptions of employment. We believe our relationships with our employees are good.

In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, maternity insurance and a housing reserve fund for the benefit of all of our employees.

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ITEM 12: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Beneficial Owners

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 9, 2017 by our officers, directors and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owner	Number Ordinary shares Beneficially Owned (Pre-Reverse Stock Split on November 9, 2017)	Number Ordinary shares Beneficially Owned (After Reverse Stock Split on November 9, 2017)	Percent of Class Beneficially Owned (1)
Directors and Executive Officers:
Yulong Zhu, Chief Executive Officer and Chairman of the Board of Directors	4,871,533	974,306	40.41
Shuai Wang, Chief Financial Officer	-		*
Junfeng Ma, Director	-		-
Yang Li, Director	-		-
Wenge Du, Director	1,733,426	346,685	14.38
Qingsheng Liu, Director	-		-
Qiang Liu, Director	-		-
All officers and directors as a group (three persons)	26,400	5,280	0.22

*	Represents less than 1%

(1)	Applicable percentage of ownership is based on 2,411,070 shares (before Reverse Stock Split was 12,055,324 shares) of ordinary shares outstanding as of November 9, 2017, together with securities exercisable or convertible into ordinary shares within sixty (60) days as of the date hereof for each stockholder. All shares outstanding for all periods have been retroactively restated to reflect the Company’s 1-for-5 reverse stock split, which was effective November 9, 2017 which was effective on November 9, 2017.

Related Party Transactions.

We control each of our consolidated affiliated entities through contractual arrangements between Yulong WFOE, our PRC subsidiary, and each of each of our consolidated affiliated entities and their shareholders.  Although current PRC regulations do not restrict or prohibit foreign investment in domestic companies engaging in businesses such as those of our consolidated affiliated entities, there is substantial uncertainty regarding the interpretation and application of such regulations especially by local governments.  To address such uncertainty, we operate in China through contractual arrangements, thereby avoiding the applicability of those PRC regulations governing foreign investments in domestic enterprises.

We have established an audit committee charter which provide that the audit committee review all related party transactions on a regular basis. The related party transactions and balances as of June 30, 2017 consists of the following:

Other payables - related parties

Other payables – related parties are nontrade payables arising from transactions between the Company and certain related parties, such as loans from such related parties. The loans are unsecured and non-interest bearing. Current payables are due on demand.

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Amount due to related parties consisted of the following:

Name of related parties	Relationship	Nature of transactions	June 30, 2017	June 30, 2016
Yulong Zhu	Founder	Loan for operating cash flows	$1,047,631	$1,488,794
Henan Yuliang Hotel Co., Ltd.	Owned by founder	Loan for operating cash flows	-	15,050
Lei Zhu	Relative of founder	Loan for operating cash flows	$452,120	461,393
Total other payables-due to related parties			$1,499,751	$1,965,237

Amount due from related parties consisted of the following:

Name of related parties	Relationship	Nature of transactions	June 30, 2017	June 30, 2016

Hu Zhu	Relative of founder	Other receivables from miscellaneous transactions	$886	$-

Total due from related parties			$886	$-

Other payables-related parties, net			$1,498,865	$1,965,237

The Company’s founder who is also its chief executive officer and majority shareholder has agreed to support the Company financially on an as needed basis, as he has done in the past.

Non-cash transactions with related parties

There were no non-cash transactions between related parties for the year ended June 30, 2017.

In connection with the closing of the IPO on July 1, 2015, the Company converted $9,959,613 other payable-related party which consists of five shareholders, including the founder, into 318,708 shares (before Reverse Stock Split on November 9, 2017 was 1,593,538 shares) of ordinary shares. Out of the total other payable-related party, $9,959,613, the dividend payable, $7,994,125 was converted to equivalent to 255,812 shares (before Reverse Stock Split on November 9, 2017 was 1,279,060 shares of ordinary shares.

Review, Approval or Ratification of Related Party Transactions

Our audit committee is responsible for reviewing and approving all related party transactions that are required to be disclosed under the applicable rules of the SEC and NASDAQ, when appropriate, and authorizing or ratifying all such transactions in accordance with written policies and procedures established by our board of directors from time to time.  The audit committee may approve or ratify related party transaction only if it determines in good faith that under all the circumstances, the transaction is fair to us.

ITEM 13: INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 14: . FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Our consolidated financial statements are included herein under Item 39.

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ITEM 15: LEGAL PROCEEDINGS

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business.

During the fiscal year ended June 30, 2017, four of the five Yulong operating companies were subject to 40 civil lawsuits with judgment amounts of approximately $4,027,858 (RMB 27,311,296) in the aggregate, of which unpaid amounts of approximately $106,366 (RMB 721,225) has already been included in capital lease obligations regarding lease agreement for purchasing 10 vehicles from Xuchang Tongli, approximately $24,892 (RMB 168,780) already included in violation of laws and regulations, approximately $361,784 (RMB 2,453,111) already included in bank loans, and approximately $411,810 (RMB 2,792,317) already included in other payables as of June 30, 2017. The remaining balances included $1,785,144 (RMB 12,104,346) related to the guarantee with details disclosed in notes ‘Guarantees’, and $1,210,632 (RMB 8,208,809) sued by individuals.

On September 24, 2016, a district court issued a verdict that requires Yulong Renewable to fulfill its obligation on the sales and purchase agreement entered with an unrelated third party, Xian Oriental Fuxing Machinery Co. Ltd on November 10, 2012. The contract amount is $411,468 (RMB 2,790,000). As of June 30, 2017, Yulong Renewable had already paid $287,585 (RMB 1,950,000) to Xian Oriental Fuxing Machinery Co. Based on the verdict, Yulong Renewable was required to pay the remaining contract balance $123,883 (RMB 840,000) and litigation cost in an amount of $3,349 (RMB 22,708).

On October 18, 2016, Pingdingshan Land Resources Bureau applied to the court to enforce the execution of Ping Guo Tu Zi Fa Zi (2016) no.65 Administrative Penalty Decision that the Company shall:

(1) return 7,137.26 square meters of land which the Company occupied illegally;

(2) dismantle the new buildings and other facilities on the 7,137.26 square meters of land which the Company occupied illegally, and restore the original appearance of the land;

(3) pay a fine on the basis that illegal occupation of 5,951.4 square meters of general cultivated land at a fine of RMB 16.00 per square meter, i.e. $14,043 (RMB 95,222), and 1,185.86 square meters of other land fines per square meter RMB 3.00, i.e. $525 (RMB 3,558) , resulting in a total of $14,568 (RMB 98,780).

On November 29, 2016, Pingdingshan Environmental Protection Bureau applied to the court to enforce the execution of Ping Huan Fa Zi (2015) no.26 Administrative Penalty Decision that the Company shall:

(1) cease its trial production;

(2) pay a fine of $10,324 (RMB 70,000).

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Total unpaid amount related to illegal occupation of land was therefore $24,892 (RMB168,780).

In the fourth quarter of the fiscal year ended June 30, 2017, Bank of Pingdingshan-Kuanggong Street Branch filed three litigations against Yulong Bricks related to three outstanding loans payable by the entity. Yulong Bricks entered into three loan agreements with the lender on August 13, 2015, September 30, 2015 and March 9, 2016 for operational financing in an amount of $663,658 (RMB4.5 million), $589,918 (RMB 4.0 million) and $589,918 (RMB 4.0 million) with the loan interest at 8.73%, 8.28% and 8.7% per annum, respectively. As of June 30, 2017, the outstanding balance of principal and interest payable to the lender of each loan is approximately $751,581, $661,696 and $649,529, respectively. The verdicts were issued on July 27, 2017 and the court ruled in the favor of the lender, Bank of Pingdingshan-Kuanggong Street Branch. In aggregate, Yulong Bricks is required to pay approximately $20,962 court fee to the People’s Court of Zhanhe District of the City of Pingdingshan.

ITEM 16. LISTING DETAILS.

Our ordinary shares commenced trading on the NASDAQ Capital Market under the symbol “YECO” on June 26, 2015.

ITEM 17: MARKET FOR EQUITY AND RELATED STOCKHOLDER MATTERS

The annual high and low market prices of our ordinary shares for the three most recent full financial years and subsequent period are as set forth below:

(Year Ended)	High	Low

June 30, 2017	$3.20	$0.31
June 30, 2016	$6.54	$1.62

The high and low market prices of our ordinary shares for each financial quarter over the two most recent full financial years and subsequent period are as set forth below:

(Quarter Ended)	High	Low
September 30, 2016	$3.20	$1.46
December 31, 2016	$2.79	$0.85
March 31, 2017	$1.44	$0.83
June 30, 2017	$0.92	$0.31
September 30, 2017	$0.75	$0.01
December 31, 2017
March 31, 2018
June 30, 2018
September 30, 2018

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For the most recent six months, the high and low market prices of our ordinary shares are as set forth below:

Ordinary Shares

(Month Ended)	High		Low
June 30, 2017		$0.59		$0.43
July 31, 2017		$0.75		$0.06
August 31, 2017		$0.14		$0.01
September 30, 2017		$0.19		$0.01
October 31, 2017		$1.80		$0.10
November 30, 2017	$		$
December 31, 2017
January 31, 2018
February 28, 2018
March 31, 2018
April 30, 2018
May 31, 2018
June 30, 2018
July 31, 2018
August 31, 2018
September 30, 2018

Markets.

Our ordinary shares were included for quotation on the Nasdaq Capital Market on June 26, 2015 under the symbol “YECO”.

Ordinary Shares

The following summarizes the terms and provisions of our share capital, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read our amended and restated memorandum and articles of association, filed as exhibits to this Annual Report.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up. Where any such petition has been presented by our shareholders, the Grand Court is permitted to make alternative order to a winding-up order including orders regulating the conduct of our affairs in the future, requiring us to refrain from doing an act complained of by the petitioner or for the purchase of our shares by us or another shareholder.

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Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge:

●	an act which is ultra vires or illegal;

●	an act which constitutes a fraud against the minority shareholder and the wrongdoers are themselves in control of us; and

●	an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Modification of Rights

Except with respect to share capital (as described below) alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

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●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

●	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

●	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which, in the absence of any such determination in a general meeting, may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any form prescribed by the NASDAQ Capital Market or in any other form which our directors may approve. You should note that, under Cayman Islands law, a person whose name is entered on the register of members will be deemed to be a member or shareholder of our company. We have designated American Stock Transfer and Trust Company as our share registrar. Under Cayman Islands law, a share certificate constitutes admissible evidence as proof of title of its holder to the shares specified on such certificate.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped (in circumstances where stamping is required);

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●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the NASDAQ Capital Market may at any time determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.  The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with any requirements of the NASDAQ Capital Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

●	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

●	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

●	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the NASDAQ Capital Market has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

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Issuance of Additional Ordinary Shares or Preference Shares

Subject to the Companies Law and the rules of the NASDAQ Capital Market and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our board of directors may issue additional ordinary shares from time to time as our board of directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Subject to the foregoing, our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “YECO”.

ITEM 18: MEMORANDUM AND ARTICLES OF ASSOCIATION

We are currently a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law and adopted by the way of special resolution on March 3, 2015. We have filed copies of our complete amended and restated Memorandum and Articles of Association as exhibits to our amendment No. 4 to registration statement form S-1/A filed with the SEC on April 2, 2015.

On November 9, 2017, the Company’s board of directors and a majority of the Company’s shareholders approved a reverse stock split of its issued and outstanding shares of ordinary shares at a ratio of 1-for-5.

As of the date of this Annual Report, our authorized share capital consisted of 100,000,000 ordinary shares, par value $0.00625 per share (reflecting the Reverse Stock Split). As of the date of this Annual Report, 2,411,070 (after reverse split) or 12,055,324 (before Reverse Stock Split on November 9, 2017) ordinary shares were issued and outstanding, and no preference shares were issued and outstanding.

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We were incorporated under the laws of the Cayman Islands as an exempted company. A Cayman Islands exempted company:

●	is a company that conducts its business outside the Cayman Islands;

●	is exempted from certain requirements of the Companies Law, including the filing of any annual return of its shareholders with the Registrar of Companies or the Immigration Board;

●	does not have to make its register of shareholders open to inspection; and

●	may obtain an undertaking against the imposition of any future taxation.

Committees of Board of Directors

Pursuant to our amended and restated articles of association, our board of directors, we have established an audit committee, a compensation committee and a corporate governance and nominating committee.

Differences in Corporate Law

The Companies Law for the Cayman Islands is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States, such as in the State of Wyoming, the state of jurisdiction for Millennium Sapphire LLC.

Duties and Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

●	a duty to act in good faith in the best interests of the company;

●	a duty not to personally profit from opportunities that arise from the office of director;

●	a duty to avoid conflicts of interest; and

●	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

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In comparison, under the Wyoming Business Corporation Act the state of jurisdiction for Millennium Sapphire LLC, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Under Wyoming law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule”. If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, American courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

There are no provisions under the Companies Law that require a director who is interested in a transaction entered into by a Cayman Islands company to disclose his interest. However, under our amended and restated memorandum and articles of association, our directors are required to do so, and in the event that they do not do so it may render such director liable to such company for any profit realized pursuant to such transaction.

In comparison, under Wyoming law, such a transaction would not be voidable if (a) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (b) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (c) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Wyoming law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote or such higher majority as is specified in the articles of association; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

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In comparison, under Wyoming law, unless otherwise provided in the corporation’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Unless otherwise provided in the corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for shareholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders.  For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

There are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose.

The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority”.

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When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Cayman Islands laws do not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. corporations.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

The Cayman Islands Grand Court Rules allow shareholders to seek leave to bring derivative actions in the name of the Company against wrongdoers. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, who would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Class actions and derivative actions generally are available to shareholders under Wyoming law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for the indemnification of our directors, auditors and officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity may not extend to any matter in respect of any fraud or dishonesty which may attach to any of these persons.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two and there shall be no maximum number of our directors unless our shareholders in the general meeting otherwise determine a maximum number. Currently we have set our board of directors to have 5 directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation. Any vacancies on our board of directors or additions to the existing board of directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by any one of our directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors at which a quorum is present shall be competent to make lawful and binding decisions. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

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Inspection of Corporate Records

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association.

Shareholder Proposals

The Companies Law does not provide shareholders the right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings that are usually provided in the articles of association.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

Anti-takeover Provisions

Cayman Islands law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, and removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

ITEM 19: DIVIDENDS

Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

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Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or other money payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment, or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to any shareholder may be paid by check or warrant sent by mail addressed to the shareholder at his registered address, or addressed to such person and at such addresses as the shareholder may direct. Every check or warrant shall, unless the shareholder or joint shareholders otherwise direct, be made payable to the order of the shareholder or, in the case of joint shareholders, to the order of the shareholder whose name stands first on the register in respect of such shares, and shall be sent at their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed by shareholders for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed by shareholders after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Dividend Policy

We have not paid dividends on our ordinary shares since inception. The decision to pay dividends on ordinary shares is within the discretion of the board of directors. It is our current policy to retain any future earnings to finance the operations and growth of our business.

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ITEM 20: MATERIAL CONTRACTS.

(1) Loan Contract

In July 2015, Yulong Concrete borrowed $2,138,455 (RMB14,500,000) from Pingdingshan Rural Credit Cooperative Union at an interest rate of 12.1% per annum. Yulong Concrete repaid the loan by a new loan in January 2017 and the interest rate is 10.8% per annum. The maturity date of the new loan is March 1, 2018.

In August 2016, Yulong Transportation obtained a financing for $663,658 (RMB 4,500,000) from Pingdingshan Rural Credit Cooperative Union at an interest rate of 11% per annum. The loan is matured in August 2017. The Company is settling with the bank on loan extension subsequently.

Yulong Bricks borrowed $589,918 (RMB 4,000,000) from China Construction Bank in August 2015. The loan carried an interest rate at 6.4% initially and became 9.6% as of December 31, 2016. The loan was matured in June 2016 and the Company is settling with the bank on loan extension subsequently.

(2) Capital Lease Contracts

Yulong Renewables entered into 14 capital lease agreements with a number of lessors.

In April 2015, Yulong Renewables entered into a lease agreement with Pingdingshan Weidong District East Worker Town Lnzhuang Village Committee for leasing a land for its factory. The agreement provides that the local government agreed to lease a land to Yulong Renewables until Yulong Renewable receives the land use right certificate from Land Resource Bureau. The lease term is 50 years. Total lease obligation is $1,88,766 (RMB14,588,600).

In November 2012, Yulong Renewable signed a purchase agreement and a loan agreement for purchasing 20 vehicles from Xuchang Tongli. The total lease payments was approximately $678,406 (RMB 4.6million). The lease term ended in June 2015 with an interest rate of 16.772% per annum. The Company is arranging repayment plan with the lessor.

In March 2014, Yulong Renewable entered into a lease agreement with Henan Red Flag Changsheng Group Co. Ltd for leasing a digging machine at a cost of $133,947 (RMB908,240) at an interest rate of 8.8% per annum. The lease term matured in May 2016. The Company is arranging a repayment plan with the lessor.

In July 2014, Yulong Renewable signed a lease agreement with Zhonggi Leasing Co. Ltd for leasing 30 vehicles at a total cost of $1,639,235 (RMB11,115,000) at an interest rate of 15.75% per annum. The lease term ended in July 2016. The Company is arranging a repayment plan with the lessor.

In September 2014, Yulong Renewable entered into a lease agreement with Henan Red Flag Changshen Group Co. Ltd. for leasing a loading machine at a cost of $50,995 (RMB345,780) and interest rate at 8.3% per annum. The lease agreement ended in April 2016. The Company is arranging a repayment plan with the lessor.

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In September 2014, Yulong Renewable entered into a lease agreement with Henan Red Flag Changshen Group Co. Ltd. for leasing a loading machine at a cost of $50,845 (RMB344,760) and interest rate at 8.3% per annum. The lease agreement ended in April 2016. The Company is arranging a repayment plan with the lessor.

In September 2014, Yulong Renewable entered into a lease agreement with Henan Red Flag Changshen Group Co. Ltd. for leasing a digging machine at a cost of $193,133 (RMB1,309,560) and interest rate at 8.7% per annum. The lease agreement ended in October 2016. The Company is arranging a repayment plan with the lessor.

In September 2014, Yulong Renewable entered into a lease agreement with Henan Red Flag Changshen Group Co. Ltd. for leasing a digging machine at a cost of $133,946 (RMB908,240) and interest rate at 8.7% per annum. The lease agreement ended in October 2016. The Company is arranging a repayment plan with the lessor.

In June 2015, Yulong Renewable entered into two separate lease agreements with Henan Red Flag Changshen Group Co. Ltd. for leasing two digging machines. The cost of each digging machine is $133,946 (RMB908,240). Each lease agreement provides an interest rate at 9.6% per annum. The lease agreements ended in June 2017. The Company is arranging a repayment plan with the lessor.

In June 2015, Yulong Renewable signed a lease contract with Henan Red Flag Changsheng Group Co., Ltd for leasing a loading machine at a cost of $50,544 (RMB342,720) and interest rate at 9.5% per annum. The lease agreement expired in March 2017. The Company is arranging a repayment plan with the lessor.

In June 2015, Yulong Renewable signed a lease contract with Henan Red Flag Changsheng Group Co., Ltd for leasing a loading machine at a cost of $49,641 (RMB336,600) and interest rate at 9.5% per annum. The lease agreement expired in March 2017. The Company is arranging a repayment plan with the lessor.

ITEM 21: EXCHANGE CONTROLS.

Chinese government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

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Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises”. With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

ITERM 22: TAXATION.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares, based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local or other tax laws.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder”. If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder”. The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders of owning and disposing of our ordinary shares are described below under the heading “Non-U.S. Holders”.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies

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This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company or the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “- Taxation on the Disposition of Ordinary Shares”below.

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With respect to non-corporate U.S. Holders, such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “- Taxation on the Disposition of Ordinary Shares ” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the relevant PRC tax laws, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares are currently listed and traded on the NASDAQ Capital Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on our ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for our ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

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Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of our assets and the nature of the income of us and our subsidiaries for our 2017 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2017 taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for our current taxable year (2017) or any future taxable year. The determination of whether we are or have been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status. Accordingly, the IRS or a court considering the matter may not agree with our analysis of whether we are or were a PFIC during any particular year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of our ordinary shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are qualified as a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we qualified as a PFIC in that taxable year. However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holder annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which we are determined to be PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our ordinary shares currently are listed and traded on the NASDAQ Capital Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a market-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

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The rules dealing with PFICs and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes

Under current law, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S federal income tax purposes should apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

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Moreover, backup withholding of U.S. federal income tax, at a rate of 28%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	in certain circumstances fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Other Non-United States Taxation Treatment

The following discussion is a summary of certain anticipated PRC and Cayman Islands tax consequences of an investment in our ordinary shares. The discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

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China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the Enterprise Income Tax Law, which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008.  Under the Enterprise Income Tax Law and the Implementation Rules, unless otherwise specified, foreign invested enterprises and domestic companies are subject to a uniform income tax rate of 25%.  In addition, the dividends payable to foreign investors are subject to PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced withholding tax rate.  According to the Hong Kong Tax Treaty, a company incorporated in Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary.  However, the SAT promulgated Circular 601 and Announcement 30, which provide that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. Therefore, it is unclear at this stage whether the reduced rate of 5% under the Hong Kong Tax Treaty could apply to dividends from Yulong WFOE paid to us through our Hong Kong subsidiary.  See “Risk Factors—Risk Factors Related to Regulations Applicable to Us—We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.”

The Enterprise Income Tax Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company or any of our other overseas holding companies in a manner similar to a Chinese enterprise for enterprise income tax purposes.  We believe that none of Yulong and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Yulong is not controlled by a PRC enterprise or PRC enterprise group and as such we do not believe that Yulong meets all of the conditions to be deemed a PRC resident enterprise. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. In addition, we are not aware of any offshore holding companies with a similar corporate structure to ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that our Cayman Islands holding company or any of our other overseas holding companies is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow.  One example is the possibility of a 10% withholding tax being imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares. See “Risk Factors—Risk Factors Related to Doing Business in China— Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders, and gains recognized by such shareholders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Cayman Island Taxation

The Cayman Islands currently has no exchange control restrictions. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties.

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor in Cabinet:

(a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

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(b) in addition, that no tax is levied on profits, income, gains or appreciation or no tax which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(i) on or in respect of the shares, debentures or other obligations of the Company; or

(ii) by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Law (1999 Revision).

The undertaking is for a period of 20 years from August 24, 2004.

ITEM 23: STATEMENT BY EXPERTS.

Not applicable.

ITEM 24: DOCUMENTS ON DISPLAY

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specially, we are required to file annually a Form 20-F no later than six month after the close of each fiscal year, which is June 30. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting requirements pursuant to Section 16 of the Exchange Act.

Documents concerning the Company that are referred to in this document may also be inspected at our office, which is Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua Area, Pingdingshan, Henan Province, People’s Republic of China.

ITEM 25. SUBSIDIARY INFORMATION

Not applicable.

ITEM 26: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign exchange risk

We are exposed to the risk of foreign currency exchange rate fluctuation. We have never used derivative instruments to hedge our exchange rate risks, do not plan to do so, and may not be successful should we attempt to do so in the future. Nevertheless, we believe such risk is low as no foreign currency liabilities are incurred and the principal operations are limited mainly to the market in China.

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Our operating subsidiary, the functional currency of Yulong Bricks, Yulong Concrete, Yulong Transport and Yulong Renewables is Renminbi while our functional currency is US dollar. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are converted into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

The China State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and services, but not for capital account transactions, including direct investment, loan or investment in securities outside China, unless the prior approval of the State Administration of Foreign Exchange of China is obtained. Although the Chinese government regulations now allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain. Currently, we are not involved in foreign exchange transactions as all transactions are conducted in China are in Renminbi and all exporting business is completed in U.S. dollars.

The value of the Renminbi is subject to changes in China’s central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a band against a basket of foreign currencies.

We conduct substantially all of our operations through Yulong Bricks, Yulong Concrete, Yulong Transport and Yulong Renewables, and their financial performance and position are measured in terms of Renminbi. Any appreciation of the Renminbi against the United States dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of United States dollar. Our solutions are primarily procured, sold and delivered in China for Renminbi. The majority of our revenues are denominated in Renminbi. Should the Renminbi appreciate against United States dollar, such appreciation could have a material adverse effect on our profits and the foreign currency equivalent of such profits repatriated by the Chinese entities to us.

Interest rate risk

We are exposed to interest rate risk arising from having short-term variable rate borrowings from time to time. Our future interest expense would fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

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Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 2.0%, 1.4% and 2.0% in 2017, 2016 and 2015, respectively.

Credit and liquidity risks

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. All credit terms are approved by our finance department, in consultation with our sales department. For extension of larger credit limits, approvals have to be sought from our credit committee which is made up of members from our finance department, sales department and the CFO. Our finance department and sales department review our outstanding debtor balances on a monthly basis and follow up with customers when payments are due. We believe that there would not material impact risk to our operations in our credit and liquidity risk from sales and customers and other relevant market risks.

ITEM 27: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 28: DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 29: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 30: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

We, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of June 30, 2017. Our disclosure controls and procedures are designed: (i) to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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Based on their evaluations, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2017 due to the following material weaknesses in our internal control over financial reporting:

●	Inadequate U.S. GAAP expertise. The current accounting staff is inexperienced in applying U.S. GAAP standard as they are primarily engaged in ensuring compliance with PRC accounting and reporting requirement for our consolidated operating entities, and thus require substantial training. The current staff’s accounting skills and understanding as to how to fulfill the requirements of U.S. GAAP-based reporting, including subsidiary financial statements consolidation, are inadequate and resulted in a number of adjustments identified by our independent auditors during the audit.

●	Inadequate internal audit resources. While we have developed the scope of our internal audit function, it has not yet been fully implemented as we have not been able to hire sufficient qualified resources to do so. And due to limited availability of qualified resources in the geographical region where we operate, we may not be able to make sufficient hiring within a short period of time.

Despite the existence of the material weaknesses discussed above, our management have concluded that the consolidated financial statements included in this Report present, in all material aspects, our financial position, results of operations, comprehensive income and cash flows for the periods presented, in conformity with U.S. GAAP.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

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Our management assessed the effectiveness of its internal control over financial reporting as of June 30, 2017. In making this assessment, management used the 2013 framework set forth in the report entitled Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

As a result of such material weaknesses, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting were not effective as of June 30, 2017.

This Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. We are currently not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only our management’s report in this Report.

Management Plan to Remediate Material Weaknesses

We have taken the following remediation actions that we believe will improve the effectiveness of our internal control over financial reporting:

●	engaged an outside professional consulting firm to supplement our efforts to improve our internal control over financial reporting;

●	initiated implementation of the 2013 COSO framework for internal controls, which formalized the principles embedded in the original framework more explicitly, incorporated business and operating environment changes over the past two decades, and improved the framework’s ease of use and application; and

●	initiated comprehensive program and development plan to provide ongoing company-wide trainings regarding internal control, with particular emphasis on our accounting staff.

Management believes the foregoing efforts should effectively remediate the material weaknesses described above.

(c) Attestation report of the registered public accounting firm.

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Annual Report.

The Company’s independent auditor, KSP Group, Inc., has audited the consolidated financial statements of the Company for the fiscal year ended June 30, 2017.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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ITEM 31: AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company’s corporate accounting and financial reporting processes and audits of its financial statements. The Audit Committee operates under a written charter, a copy of which is available on our website at http://www.yulongeco.com under the tabs “Investor Relations” – “Corporate Governance” – “Audit Committee Charter”, and was composed of our three (3) independent directors, Junfeng Ma, Yang Li and Qingsheng Liu. Effective February 11, 2017, Ms. Alice Wu and Mr. Michael Harlan, and Mr. Guosheng Liu were replaced by Ms. Junfeng Ma, Ms. Yang Li and Ms. Wengu Du, respectively.

Our Board has determined, based on information furnished by Ms. Ma and other available information, that Ms. Ma meet the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Securities Act and the Exchange Act, and has accordingly designated them as such. Our Board also appointed Ms. Wu the chairperson of the Audit Committee. Effective February 11, 2017, our board appointed Ms. Ma the interim chairperson of the Audit Committee.

ITEM 32: CODE OF ETHICS

The Code of Ethics for the members of our Board of Directors and Officers was approved by our Board of Directors on February 13, 2015.

We have adopted a code of ethical conduct, which applies to all of our employees, officers and directors, including those officers responsible for financial reporting.  Our code of ethical conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and a “whistleblower policy” which includes the process for reporting violations of the code of ethical conduct, employee misconduct, conflicts of interest or other violations.

ITEM 33: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The audit of our annual financial statements, review of financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by independent auditors, KSP Group, Inc. (“KSP”) in connection with the engagement for the fiscal years. This also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.  Audit fees in connection with review of the interim periods ended September 30, 2016 and December 31, 2016 for the fiscal year ended June 30, 2017, $                   were billed by KSP Group, Inc. Audit fees, US $70,000, for the fiscal year ended June 30, 2016 were billed by KSP Group, Inc. Audit fees for the interim periods ended March 31, 2016, December 31, 2015 and September 30, 2015 were billed by our predecessor independent registered public accounting firm, Friedman LLP (“Friedman”). Audit fees, $274,320, for fiscal year ended June 30, 2015 were billed by Friedman LLP.

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Audit-Related Fees

The audit related fee consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The audit related fee also includes expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal year ended June 30, 2017 and 2016 amounted US $ and $0, respectively.

All Other Fees

Not applicable.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

Friedman was responsible for the review of the financial statements for the interim periods ended September 30, 2015, December 31, 2015 and March 31, 2016. KSP is responsible for the review of the financial statements for the interim periods ended September 30, 2016 and December 31, 2016 as well as annual audit of financial statements for the fiscal years of 2016 and 2017.

ITEM 34: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 35: PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 36: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On February 24, 2017, the Company dismissed its independent registered public accounting firm, Friedman, LLP.

The report of Friedman on the financial statements of the Company the fiscal year ended December 31, 2015 and 2014, and the related statements of operations, comprehensive loss, changes in stockholders’ deficiency, and cash flows for the fiscal years ended December 31, 2015 and 2014 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s most recent fiscal year ended December 31, 2015 and through February 24, 2017, the date of dismissal, (a) there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

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The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

On February 27, 2017, the Company provided Friedman with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to Current Report on Form 8-K filed on February 28, 2017.

On February 24, 2017, the Audit Committee and the Board of Directors of the Company appointed KSP Group, Inc. (“KSP”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended December 31, 2015 and December 31, 2014 and any subsequent interim periods through the date hereof prior to the engagement of KSP, neither the Company, nor someone on its behalf, has consulted KSP regarding:

either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

ITEM 37: SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES.

NASDAQ Marketplace Rules and Home Country Practices

Pursuant to NASDAQ Listing Rule 5615(a)(3), as a foreign private issuer the Company may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 series, provided that the Company (i) complies with certain mandatory sections of the Rule 5600 series, (ii) discloses each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such other requirement and (iii) delivers a letter to NASDAQ from the Company’s Cayman Islands counsel certifying that the corporate governance practices that the Company does follow are not prohibited by Cayman Islands law. The Company’s independent Cayman Islands counsel has certified to NASDAQ that the Company’s corporate governance practices are not prohibited by Cayman Islands law.

ITEM 38: MINE SAFETY DISCLOSURE

Not applicable.

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Part III

ITEM 38: FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 39 (see below).

Financial Statements

ITEM 40: EXHIBITS.

The following exhibits were filed as part of our Annual Report for June 30, 2017

1.1	Memorandum and Articles of Association of the Company, dated as of March 10, 2011 (incorporated by reference to Exhibit 3.2 of our DRS/A, filed on November 10, 2014)
1.2	Amended and Restated Memorandum and Articles of Association of the Company dated as of March 3, 2015 (incorporated by reference to Exhibit 3.2 of the registration statement of our Form S-1/A, filed on April 2, 2015)
2.1	Company’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the registration statement of our Form S-1/A, filed on February 13, 2015)
2.2	Lock-Up Agreement between Axiom Capital Management Inc. and Company, dated as of November 12, 2015 (incorporated by reference to Exhibit 99.2 of our Schedule 13D, filed on November 25, 2015)
2.3	Share Transfer Agreement among Transferors (Yingtao Miao, Aiming Shi, Liping Zhai, Guosheng Zhang, Hu Zhu, Guangjian Zhu, and Lei Zhu) and Transferee Wenge Du, dated as of November 13, 2015 (incorporated by reference to Exhibit 99.1 of our SC 13D, filed on November 25, 2015)
2.4	Indebtedness Conversion Agreement between Company and the Shareholders dated as of February 27, 2015 (incorporated by reference to Exhibit 10.33 of the registration statement of our Form S-1/A, filed on March 2, 2015)
4.1	Director Offer Letter between the Company and Alice Io Wai Wu, dated as of January 15, 2015 (incorporated by reference to Exhibit 10.30 of the registration statement of our Form S-1/A, filed on February 13, 2015)
Amended and Restated Director Offer Letter between Company and Alice Io Wai Wu, dated as of February 27, 2015 (incorporated by reference to Exhibit 10.30(b) of the registration statement of our Form S-1/A, filed on March 2, 2015)
4.2	Director Offer Letter between Company and Michael W. Harlan, dated as of February 27, 2015 (incorporated by reference to Exhibit 10.31(a) of the registration statement of our Form S-1/A, filed on March 2, 2015)
4.3	Employment Agreement between the Company and Yulong Zhu, dated as of January 27, 2015 (incorporated by reference to Exhibit 10.6 of our Annual Report Form 10-K, filed on August 25, 2017)
4.4	English translation of Product Processing Agreement between Yulong Bricks and Zhongping Nenghua Group Hongrui New Construction Materials Co., Ltd., dated as of February 25, 2015 (incorporated by reference to Exhibit 10.22 of our Annual Report Form 10-K, filed on August 25, 2017)

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4.5	Indemnification Agreement between the Company and Michael W. Harlan, dated as of February 27, 2015 (incorporated by reference to Exhibit 10.31(b) of the registration statement of our Form S-1/A, filed March 2, 2015)
4.6	Amendment to Voting Rights Proxy and Financial Supporting Agreement, among Yulong HK, Yulong WFOE and the shareholders of Yulong Renewable, dated as of June 24, 2015 (incorporated by reference to Exhibit 10.16(c) of our Annual Report Form 10-K, filed on August 25, 2017)
4.7	Amendment to Equity Pledge Agreement, dated as of June 24, 2015 (incorporated by reference to Exhibit 10.14(c) of our Annual Report Form 10-K, filed on September 30, 2015)
4.8	Amendment to Exclusive Consulting and Operating Agreement, dated as of June 24, 2015 (incorporated by reference to Exhibit 10.13(c) of our Annual Report Form 10-K, filed on September 30, 2015)
4.9	Amendment to Option Agreement among Yulong HK, Yulong WFOE and the shareholders of Yulong Renewable, dated as of June 24, 2015 (incorporated by reference to Exhibit 10.15(c) of our Annual Report Form 10-K, filed on August 25, 2017)
4.10	English translation of Land Compensation/Lease Agreement, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.19(b) of our Annual Report Form 10-K, filed on August 25, 2017)
4.11	Employment Agreement between Company and Shuai Wang, dated as of August 25, 2017 (incorporated by reference to Exhibit 10.9 of our Annual Report Form 10-K, filed on August 25, 2017)
8.1	Subsidiaries of the Company
11.1	Code of Business Conduct and Ethics, dated as of February 13, 2015 (incorporated by reference to Exhibit 14 of our Annual Report Form10-K, filed on August 25, 2017)
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Trademark Documentation: Registration Date – December 16, 2003 First Renewal Date - January 15, 2013
99.2	Motion Picture Treatment: The Sapphire Throne by Daniel Mckinney
99.3	October 17, 2018 YECO Completes MS Acquisition Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

YULONG ECO-MATERIALS LIMITED.

Date: October 19, 2018

By:

/s/ Hoi Ming Chan
Hoi Ming Chan,
Chief Executive Officer

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